Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the three and six months ended

June 30, 2024

August 12, 2024

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated August 12, 2024 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2024 and 2023 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay", the "Company", "we", "us", "our" or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at June 30, 2024.

Readers should be aware that:

- This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in our MD&A.

- This MD&A includes information with respect to Hudbay's acquisition of Copper Mountain, which was completed on June 20, 2023, including the results of the Copper Mountain mine's operations during the 10-day stub period from June 20 to June 30, 2023 (the "10-day stub period").

- This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

- We use a number of non-IFRS financial performance measures in our MD&A, which do not have standardized meaning under IFRS. For further information and detailed reconciliations of such measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section herein.

- The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates. Please see the discussion under the "Qualified Person and NI 43-101" section herein.

Readers are also urged to review the "Notes to Reader" section beginning on page 62 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our consolidated interim financial statements in the future, is contained in our continuous disclosure materials, including our most recent AIF, consolidated interim financial statements and Management Information Circular available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are a diversified mining company with long-life assets in North and South America. Our Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Our Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Our Copper Mountain operations in British Columbia (Canada) produce copper with gold and silver by-products. We have a copper-focused project development pipeline that includes the Copper World project in Arizona (United States) and the Mason project in Nevada (United States), and our growth strategy is focused on the exploration, development, operation, and optimization of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

OUR PURPOSE

We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities.

We transform lives: We invest in our employees, their families and local communities through long-term employment, local procurement and economic development to improve their quality of life and ensure the communities benefit from our presence.

We operate responsibly: From exploration to closure, we operate safely and responsibly, we welcome innovation and we strive to minimize our environmental footprint while following leading operating practices in all facets of mining.

We provide critical metals: We produce copper and other metals needed for everyday products and essential for applications to support the energy transition toward a more sustainable future.

SUMMARY

Delivered In-line Second Quarter Operating and Financial Results; Production Guidance Reaffirmed and Cash Cost Guidance Improved

- Achieved consolidated copper production of 28,578 tonnes and gold production of 58,614 ounces in the second quarter of 2024, in line with quarterly production cadence expectations for 2024.

- Enhanced operating platform delivered a 32% increase in copper production and a 20% increase in gold production over the second quarter of 20232, reflecting the benefits of a larger diversified operating platform with the addition of Copper Mountain and the continued execution of operational efficiencies across the business.

- Strong cost control with consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits1, in the second quarter of 2024 of $1.14 and $2.65, respectively, in alignment with the cadence of costs expected in 2024.

- Reaffirmed full year 2024 consolidated production guidance for all metals including 137,000 to 176,000 tonnes of copper and 263,000 to 319,000 ounces of gold as we expect stronger production in the second half of 2024 in accordance with our mine production profile.

- Improved 2024 annual operating cost guidance with decreased consolidated cash cost1 guidance range of $0.90 to $1.10 per pound, a result of meaningful exposure to gold by-product credits and continued strong cost control.

- Peru operations continued to benefit from strong mill throughput, averaging approximately 85,000 tonnes per day in the second quarter despite a planned semi-annual mill maintenance shutdown. The Pampacancha stripping program to advance to higher grades later this year is well underway. The reduced mining from Pampacancha resulted in 19,217 tonnes of copper and 10,672 ounces of gold produced in the second quarter of 2024, in line with quarterly cadence expectations. Peru cash cost per pound of copper produced, net of by-product credits1, in the second quarter was $1.78, an expected increase from the first quarter given lower planned production levels and a 17% decrease compared to the second quarter of 2023.

- Manitoba operations produced 43,488 ounces of gold in the second quarter of 2024 as New Britannia continues to operate well above nameplate capacity and budgeted throughput levels. Manitoba cash cost per ounce of gold produced, net of by-product credits1, was $771 during the second quarter of 2024, similar to the first quarter, and a decrease of 30% compared to the same quarter last year.

- British Columbia operations produced 6,719 tonnes of copper at a cash cost per pound of copper produced, net of by-product credits1, of $2.67 in the second quarter. Cash cost improved by 23% over the first quarter, reflecting ongoing operational stabilization efforts as mine stripping activities are accelerated and mill improvement initiatives are underway at Copper Mountain.

- Achieved revenue of $425.5 million and operating cash flow before change in non-cash working capital of $122.0 million in the second quarter of 2024.

- Second quarter net loss attributable to owners and loss per share attributable to owners were $16.6 million and $0.05, respectively. After adjusting for items on a pre-tax basis such as a non-cash gain of $2.7 million related to a quarterly revaluation of our closed site environmental reclamation provision, a $10.7 million revaluation loss related to the gold prepayment liability, unrealized strategic gold and copper hedges and investments and a $2.1 million write-down of PP&E, among other items, second quarter adjusted earnings1 per share attributable to owners was nil.

- Net loss attributable to owners of $16.6 million in the second quarter was meaningfully impacted by tax expense of $20.8 million despite having earnings before tax of only $0.4 million. The elevated tax expense was due to mining taxes that are calculated based on taxable mining profits in each operating jurisdiction, the limited deductibility of certain expenses and foreign exchange fluctuations on deferred tax balances.

- Adjusted EBITDA1 was $145.0 million during the second quarter of 2024.

- Cash and cash equivalents and short-term investments increased by $274.0 million to $523.8 million during the first half of 2024 due to a successful equity offering and strong operating cash flows bolstered by higher copper and gold prices enabling a $405.9 million reduction in net debt1 during the first half of 2024.

Accelerated Deleveraging and Transformed Balance Sheet

- Hudbay's unique copper and gold diversification in Peru and North America provides exposure to higher copper and gold prices and attractive free cash flow generation.

- Achieved trailing 12 month adjusted EBITDA1 of $824.3 million, a substantial increase from $407.1 million for the 12 months ending June 30, 2023.

- Completed successful equity offering on May 24, 2024 for gross proceeds of $402.5 million and net proceeds of $386.2 million, net of transaction costs, to accelerate growth and deleveraging.

- Significantly accelerated deleveraging efforts. Repaid all $90.0 million of advances outstanding on the senior secured credit facilities during the second quarter of 2024 and made open market purchases of approximately $34.1 million of our senior unsecured notes in June 2024, at a discount to par. Long-term debt reduced to $1,155.6 million at June 30, 2024 from $1,278.6 million at March 31, 2024.

- Reduced net debt1 to $631.8 million in the second quarter of 2024, reflecting a reduction of $405.9 million over the first half of 2024.

- The increase in cash and reduction in long-term debt significantly reduced our net debt to adjusted EBITDA1 to 0.8x at June 30, 2024 compared to 1.6x at the end of 2023. Achieved the targeted 1.2x net debt to adjusted EBITDA ratio outlined in our three prerequisites plan (the "3-P plan") for advancing Copper World well ahead of schedule.

- Deleveraging efforts continued into the third quarter of 2024 with an additional $48.5 million of open market purchases of our senior unsecured notes in July and August.

- Scheduled to complete the final payment under the gold prepay liability in August 2024, which was the financing instrument used to fund the refurbishment of the New Britannia gold mill. The elimination of the gold prepay will further increase the Company's exposure to higher gold production in Snow Lake.

- Total liquidity substantially increased by 65% to $948.5 million at June 30, 2024 from $573.7 million at the end of 2023.

Continued Execution of Growth Initiatives to Further Enhance Copper and Gold Exposure

- Successfully ratified multi-year agreements with the unions representing members of our workforce in Peru and Manitoba, with no disruption to operations, demonstrating our focus on working closely with our employees and community stakeholders to ensure aligned economic and social benefits.

- Stripping program for the next mining phase at Pampacancha is underway and is expected to lead to significantly higher copper and gold grades in the fourth quarter of 2024, which together with maintaining strong operating performance at Constancia is expected to continue to generate meaningful free cash flow in Peru.

- The New Britannia mill continued to exceed expectations, driving higher gold production in Manitoba. The mill achieved record throughput levels of nearly 2,100 tonnes per day in June and averaged 1,850 tonnes per day in the second quarter, exceeding its original design capacity of 1,500 tonnes per day and its 2024 budgeted capacity of 1,800 tonnes per day due to the successful implementation of process improvement initiatives and effective preventative maintenance measures.

- Post-acquisition plans to stabilize the Copper Mountain operations remain in progress with a focus on mining fleet ramp-up activities, accelerated stripping and increasing mill reliability. Higher mill availability of 94% and better-than-planned copper recoveries of 82% were achieved in the second quarter of 2024.

- The development of an access drift to the 1901 deposit in Snow Lake remains on track to reach mineralization in early 2025 and is intended to enable confirmation of the optimal mining method for the deposit and underground drilling to further evaluate the orebody and upgrade inferred gold resources to reserves.

- Continued to progress the 3-P plan for sanctioning Copper World, with transformed balance sheet nearing targeted levels and remaining key state permits progressing on track and expected in 2024.

- Drill permitting for highly prospective Maria Reyna and Caballito properties near Constancia continues to advance through the multi-step regulatory process with the environmental impact assessment application approved for Maria Reyna in June and the Caballito application progressing through the review stage.

- Results from the winter 2024 exploration program in Snow Lake confirm two mineralized zones located 400 metres northwest of Lalor with an intersection of 9 metres grading 2.88% copper and 6.27 grams per tonne gold. Also identified follow-up targets for a summer 2024 drill program to test new geophysical anomalies, complete follow-up drilling at Lalor Northwest and complete regional drilling at the Snow Lake satellite properties.

- Continuing to advance Flin Flon tailings reprocessing opportunities through metallurgical test work and early economic evaluation to assess the possibility of producing critical minerals and precious metals while reducing the environmental footprint.

- Published 2023 annual sustainability report in June 2024, demonstrating meaningful progress towards achieving our long-term sustainability goals and commitments with many 2023 activities focused on "our people, our communities and our planet".

Summary of Second Quarter Results

Cash generated from operating activities was $138.5 million during the second quarter of 2024, an increase of $113.9 million compared to the same period in 2023. Operating cash flow before change in non-cash working capital was $122.0 million during the second quarter of 2024, reflecting an increase of $66.1 million compared to the second quarter of 2023. The increase in operating cash flows before change in non-cash working capital was primarily the result of higher copper and gold sales volumes partially from incremental contributions from the Copper Mountain mine and higher gold production in Manitoba, strong operational cost performance across the business and higher realized metal prices. This was partially offset by a significant increase in cash taxes paid of $12.9 million mainly at our Peru operations, compared to the same period in 2023. It was also partially offset by lower copper sales volumes in Peru and lower zinc sales volumes in Manitoba due to timing of shipments.

Consolidated copper, gold and silver production in the second quarter of 2024 increased by 32%, 20% and 21%, respectively, compared to the same period in 2023 primarily due to meaningfully higher recoveries in Peru and Manitoba, higher throughput at all sites and incremental production from the Copper Mountain mine. Consolidated zinc production in the second quarter of 2024 decreased by 8% compared to the same period in 2023 primarily due to lower planned zinc grades.

Net loss attributable to owners and loss per share attributable to owners in the second quarter of 2024 were $16.6 million and $0.05, respectively, compared to $14.9 million and $0.05, respectively, in the second quarter of 2023. The 2024 results were meaningfully impacted by tax expense of $20.8 million despite having earnings before tax of only $0.4 million in the quarter. The elevated tax expense was due to mining taxes that are calculated based on taxable mining profits in each operating jurisdiction, the limited deductibility of certain expenses and foreign exchange fluctuations on deferred tax balances. The 2024 results were also impacted by various non-cash charges for unrealized losses on strategic copper and gold hedges, revaluation of share-based compensation due to a higher share price and the revaluation of our gold prepayment liability to higher gold prices.

Adjusted net earnings attributable to owners1 and adjusted net earnings per share attributable to owners1 in the second quarter of 2024 were $0.1 million and nil per share, respectively, after adjusting for a $10.7 million revaluation loss related to the gold prepayment liability and revaluation of our strategic gold and copper hedges and investments, an $8.8 million revaluation of our share-based compensation due to a higher share price and a $2.1 million write-down of PP&E, among other items. This compares to adjusted net loss attributable to owners1 and net loss per share attributable to owners1 of $18.3 million, and $0.07 in the same period of 2023.

Second quarter adjusted EBITDA1 was $145.0 million, compared to $81.2 million in the same period in 2023. The increase of 79% is the result of higher copper and gold sales volumes, higher realized metal prices and continued cost control leading to lower cash costs per unit both before and after by-product credits, in addition to the incremental contributions from the Copper Mountain mine.

In the second quarter of 2024, consolidated cash cost per pound of copper produced, net of by-product credits1, was $1.14, compared to $1.60 in the same period in 2023. This decrease was mainly the result of higher copper production and significantly higher by-product credits, partially offset by higher mining, milling and G&A costs from incorporating Copper Mountain. Consolidated sustaining cash cost per pound of copper produced, net of by-product credits1, was $2.65 in the second quarter of 2024 compared to $2.73 in the same period in 2023. This decrease was primarily due to the same reasons outlined above partially offset by higher cash sustaining capital expenditures.

Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits1, was $3.07 in the second quarter of 2024, and is marginally higher than $2.98 in the same period in 2023 due to higher corporate selling and administrative expenses mainly from revaluation of share-based compensation with a higher share price and higher amortization of non-operational community agreement costs.

As at June 30, 2024, total liquidity was $948.5 million, including $483.8 million in cash and cash equivalents, $40.0 million in short-term investments as well as undrawn availability of $424.7 million under our revolving credit facilities. Net debt1 declined substantially by $362.4 million during the second quarter of 2024 to $631.8 million as part of our efforts to deleverage the balance sheet. This was driven by the free cash flow generation from the operations and our equity offering which contributed cash of $386.2 million, net of transaction and issuance costs. Some of these funds were utilized to repay all $90.0 million of debt outstanding on the senior secured credit facilities as at March 31, 2024 and to repurchase and retire approximately $34.1 million of our senior unsecured notes. As a result, we have made significant progress towards achieving our deleveraging targets outlined in our 3-P plan for sanctioning Copper World. We expect that our current liquidity together with cash flows from operations will be sufficient to meet our liquidity needs for the next year.

*British Columbia production in Q2 2023 represents a 10-day stub period of production following the June 20, 2023 transaction closing date.

**Copper equivalent production is calculated using the quarter average LME prices for each metal.

*British Columbia production in Q2 2023 represents a 10-day stub period of production following the June 20, 2023 transaction closing date.

1 Adjusted net earnings (loss) - attributable to owners and adjusted net earnings (loss) per share - attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt and net debt to adjusted EBITDA ratio are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Second quarter 2023 results only include a 10-day stub period of production from British Columbia following the June 20, 2023 transaction closing date.

KEY FINANCIAL RESULTS

Financial Condition
(in $ thousands, except net debt to adjusted EBITDA ratio)	Jun. 30, 2024	Dec. 31 2023
Cash and cash equivalents and short-term investments	$523,767	$249,794
Total long-term debt	1,155,575	1,287,536
Net debt[1]	631,808	1,037,742
Working capital[2]	423,793	135,913
Total assets	5,442,422	5,312,634
Equity attributable to owners of the Company	2,482,545	2,096,811
Net debt to adjusted EBITDA [1]	0.8	1.6

1 Net debt and net debt to adjusted EBITDA are a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements.

Financial Performance	Three months ended		Six months ended
(in $ thousands, except per share amounts or as noted below)	Jun. 30, 2024	Jun. 30, 2023[3]	Jun. 30, 2024	Jun. 30, 2023[3]
Revenue	$425,520	$312,166	$950,509	$607,385
Cost of sales	347,893	289,273	720,928	517,979
Earnings (loss) before tax	441	(30,731)	68,191	(13,301)
Net loss	(20,377)	(14,932)	(1,842)	(9,475)
Net (loss) earnings attributable to owners	(16,583)	(14,932)	5,775	(9,475)
Basic and diluted (loss) earnings per share - attributable	(0.05)	(0.05)	0.02	(0.04)
Adjusted earnings (loss) per share - attributable[1]	0.00	(0.07)	0.17	(0.07)
Operating cash flow before change in non-cash working capital[2]	122.0	55.9	269.6	141.5
Adjusted EBITDA[1,2]	145.0	81.2	359.2	183.1

1 Adjusted earnings (loss) per share - attributable to owners and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 In $ millions.

3 Following completion of the Copper Mountain acquisition on June 20, 2023, the Company's financial performance was not materially affected by Copper Mountain's operations for the applicable period noted, with no revenues or corresponding cost of sales recorded during the 10-day stub period from the date of acquisition to the end of the second quarter of 2023.

KEY PRODUCTION RESULTS

		Three months ended				Three months ended
		Jun. 30, 2024				Jun. 30, 2023
		Peru	Manitoba	British Columbia[3]	Total	Peru	Manitoba	British Columbia[3]	Total
Contained metal in concentrate and doré produced[1]
Copper	tonnes	19,217	2,642	6,719	28,578	17,682	2,794	1,239	21,715
Gold	oz	10,672	43,488	4,454	58,614	12,998	35,253	745	48,996
Silver	oz	450,833	210,647	77,227	738,707	419,642	180,750	11,918	612,310
Zinc	tonnes	-	8,087	-	8,087	-	8,758	-	8,758
Molybdenum	tonnes	369	-	-	369	414	-	-	414
Payable metal sold
Copper	tonnes	16,806	2,429	6,564	25,799	21,207	1,871	-	23,078
Gold[2]	oz	13,433	42,763	5,099	61,295	14,524	33,009	-	47,533
Silver[2]	oz	400,302	197,486	69,248	667,036	671,532	133,916	-	805,448
Zinc	tonnes	-	5,133	-	5,133	-	8,641	-	8,641
Molybdenum	tonnes	347	-	-	347	314	-	-	314

		Six months ended				Six months ended
		Jun. 30, 2024				Jun. 30, 2023
		Peru	Manitoba	British Columbia[3]	Total	Peru	Manitoba	British Columbia [3]	Total
Contained metal in concentrate and doré produced[1]
Copper	tonnes	43,793	5,791	13,743	63,327	38,200	4,839	1,239	44,278
Gold	oz	39,816	100,319	8,871	149,006	24,204	71,287	745	96,236
Silver	oz	1,090,551	430,470	165,603	1,686,624	971,809	331,392	11,918	1,315,119
Zinc	tonnes	-	16,885	-	16,885	-	18,604	-	18,604
Molybdenum	tonnes	766	-	-	766	703	-	-	703
Payable metal sold
Copper	tonnes	40,560	5,350	13,497	59,407	37,523	4,096	-	41,619
Gold[2]	oz	56,110	104,766	8,500	169,376	26,305	70,949	-	97,254
Silver[2]	oz	1,154,009	429,327	152,548	1,735,884	1,063,739	283,595	-	1,347,334
Zinc	tonnes	-	11,252	-	11,252	-	14,269	-	14,269
Molybdenum	tonnes	762	-	-	762	568	-	-	568

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, the production for the three and six months ended June 30, 2023 represent the 10-day stub period following the acquisition through to the end of the second quarter of 2023.

KEY COST RESULTS

		Three months ended		Six months ended		Guidance
		Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023	Annual 2024[3]
Peru cash cost per pound of copper produced
Cash cost[1]	$/lb	1.78	2.14	1.02	1.72	1.25 - 1.60
Sustaining cash cost[1]	$/lb	2.61	3.06	1.74	2.56
Manitoba cash cost per ounce of gold produced
Cash cost[1]	$/oz	771	1,097	751	1,017	700 - 900
Sustaining cash cost[1]	$/oz	1,163	1,521	1,042	1,427
British Columbia cash cost per pound of copper produced[2]
Cash cost[1]	$/lb	2.67	-	3.09	-	2.00 - 2.50
Sustaining cash cost[1]	$/lb	5.56	-	5.20	-
Consolidated cash cost per pound of copper produced
Cash cost[1]	$/lb	1.14	1.60	0.60	1.21	0.90 - 1.10
Sustaining cash cost[1]	$/lb	2.65	2.73	1.76	2.25	2.00 - 2.45
All-in sustaining cash cost[1]	$/lb	3.07	2.98	2.11	2.50

1 Cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, and unit operating cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Cash cost, sustaining cash cost per pound of copper produced for British Columbia does not have any comparative information for the three and six months ended June 30, 2023 as Copper Mountain was acquired by Hudbay on June 20, 2023. Copper Mountain's operations had no revenues or corresponding cost of sales recorded during the 10-day stub period from the date of acquisition to the end of the second quarter of 2023.

3 We have improved our 2024 annual consolidated cash cost guidance range to $0.90 to $1.10 per pound from the original guidance range of $1.05 to $1.25 per pound.

RECENT DEVELOPMENTS

Production Guidance Reaffirmed and Cash Cost Guidance Improved

We have reaffirmed our full year 2024 consolidated production guidance for all metals, including 137,000 to 176,000 tonnes of copper and 263,000 to 319,000 ounces of gold as we expect stronger production in the second half of 2024 in accordance with our mine production profile. We expect 2024 consolidated copper production to be below the midpoint of the guidance range, while 2024 consolidated gold production is expected to be above the midpoint of the guidance range. This is a result of a combination of lower than expected grades and timing impacts from heavy rains in Peru, as well as the ongoing ramp-up of stabilization efforts at Copper Mountain, offset by the continued strong operational performance in Manitoba driven by New Britannia performance and grades exceeding our expectations.

We have improved our 2024 annual consolidated cash cost guidance range to $0.90 to $1.10 per pound from the original guidance range of $1.05 to $1.25 per pound, as a result of meaningful exposure to gold by-product credits and continued strong cost control. We have reaffirmed all other 2024 guidance metrics.

Enhanced Balance Sheet through Successful Equity Offering and Accelerated Debt Reduction

We took several prudent measures in the second quarter of 2024 to further improve  balance sheet position, including more than $150 million of combined debt repayments and gold prepayment liability reductions:

• Completed successful $402.5 million equity offering - On May 24, 2024, we closed a public offering of common shares for gross proceeds of $402.5 million, resulting in net proceeds of $386.2 million after transaction costs.

• Fully repaid $90.0 million outstanding under the revolving credit facilities - We fully repaid $90 million of debt outstanding under our revolving credit facilities during the quarter with no remaining amounts drawn (other than letters of credit).

• Repurchased and retired $34.1 million of senior unsecured notes - We made open market purchases of $11.6 million of the 2026 senior unsecured notes and $22.5 million of the 2029 senior unsecured notes during the quarter.

• Delivered $24.0 million under gold forward sale and prepay agreement - We completed three additional months of gold deliveries during the quarter and are scheduled to fully repay the gold prepay facility by the end of August 2024, which was used to fund the refurbishment of the New Britannia gold mill.

As a result of these deleveraging efforts and continued cash flow generation, we have substantially reduced net debt1 to $631.8 million at June 30, 2024, from $1,037.7 million at the end of 2023. The net debt reduction, together with higher levels of adjusted EBITDA1  over the last twelve months, has significantly improved our net debt to adjusted EBITDA ratio1 to 0.8x compared to 1.6x at the end of 2023.

Subsequent to the quarter, deleveraging efforts continued in July and August with an additional $48.5 million of open market purchases of the senior unsecured notes, at a discount.

The improved balance sheet flexibility and accelerated debt reduction significantly advances the company's progress as part of its 3-P plan for sanctioning Copper World, and results in the successful achievement of the targeted 1.2x net debt to adjusted EBITDA ratio well ahead of schedule.

Disciplined Capital Allocation Driving Increased Copper and Gold Exposure

We continued to deliver positive free cash flow generation this quarter with strong gold production in Manitoba and strong cost control across the operations, while advancing planned stripping activities in Peru and British Columbia to drive higher copper and gold production levels in the second half of 2024. We also continue to evaluate areas to further improve mill performance across the business as part of our continuous improvement efforts.

____________________________________________
1 Adjusted EBITDA and net debt to adjusted EBITDA ratio are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

In addition to enhancing balance sheet flexibility through debt repayments as mentioned above, the net proceeds of the equity offering are intended to fund near-term growth initiatives, including acceleration of mine pre-stripping activities and mill optimization initiatives at Copper Mountain, and to evaluate mill throughput enhancement opportunities at Constancia and New Britannia.

Copper Mountain Stabilization Efforts to Drive Higher Copper Production

The key elements of Hudbay's stabilization plans for Copper Mountain include executing a campaign of accelerated stripping to access higher grades and implementing several plant improvement initiatives to increase mill throughput and recoveries.

Earlier this year, we commenced a three-year accelerated stripping program to mitigate the substantially reduced stripping that occurred over the four years prior to Hudbay's acquisition. We have successfully remobilized all 28 haul trucks and added five additional haul trucks this year to execute the accelerated stripping campaign at a lower cost and avoid contractor mining costs. The accelerated stripping program is expected to improve operating efficiencies and lower unit operating costs.

Hudbay's mine plan as disclosed in the December 2023 technical report for Copper Mountain assumes a mill ramp up to its nominal capacity of 45,000 tonnes per day in 2025 and an expansion to the permitted capacity of 50,000 tonnes per day in 2027. Mill initiatives are progressing as planned for 2024, including reprogramming the mill expert system, installing advanced grinding control instrumentation, flotation operational strategy improvements and improved maintenance practices. In the second half of 2024, we are also accelerating various engineering studies to increase mill throughput to 50,000 tonnes per day earlier than was originally contemplated in the technical report.

We have exceeded the targeted $10 million in annualized corporate synergies and we are on track to realize our three-year annual operating efficiencies target.

New Britannia Mill Performance Exceeding Expectations to Drive Higher Gold Production

We completed the brownfield investment in New Britannia in 2021 and refurbished the mill to a nominal capacity of 1,500 tonnes per day. This provided additional processing capacity to our Snow Lake operations and allowed us to achieve higher gold recoveries of approximately 90% as Lalor transitioned to the higher gold and copper areas of the mine plan. The New Britannia mill has been consistently exceeding performance expectations, achieving 1,650 tonnes per day in 2023, more than 1,850 tonnes per day in the first half of 2024, and a new monthly record of nearly 2,100 tonnes per day in June 2024.

The final payment for the New Britannia gold prepay financing in August 2024 further enhances our exposure to higher gold production in Snow Lake. With approximately two million ounces of contained gold in current mineral reserve estimates and another 1.4 million ounces of contained gold in inferred mineral resources, the New Britannia investment has unlocked significant value in Snow Lake. This could be further enhanced by regional exploration upside and the current strong gold price environment.

In the first quarter of 2024, we received a permit approval to increase the production rate at New Britannia to 2,500 tonnes per day, which will provide the opportunity to process more Lalor ore at the New Britannia mill and create additional processing capacity for potential new regional discoveries in Snow Lake.

Peru Investment Programs to Drive Higher Copper and Gold Production

We are well-advanced in executing a stripping program for the next mining phase at the Pampacancha pit. This stripping program is expected to continue until September and is intended to unlock higher copper and gold grades at the Peru operations in the fourth quarter of 2024.

During the second quarter of 2024, the Peruvian government approved regulatory changes to allow mining companies to increase their annual mill throughput levels up to 10% above permitted levels. We are evaluating the potential to increase planned production levels at Constancia, as early as 2026, which could partially offset the grade declines after the completion of mining at Pampacancha in late 2025.

Advancing Permitting at Copper World

The first key state permit required for Copper World, the Mined Land Reclamation Plan, was initially approved by the Arizona State Mine Inspector in October 2021 and was subsequently amended and approved to reflect a larger private land project footprint. This approval was challenged in state court, but the challenge was dismissed in May 2023. In late 2022, Hudbay submitted the applications for an Aquifer Protection Permit and an Air Quality Permit to the Arizona Department of Environmental Quality. The public comment period for the Aquifer Protection Permit was completed in the second quarter while the public comment period for the Air Quality Permit commenced in July. Hudbay continues to expect to receive these two outstanding state permits in the second half of 2024.

Copper World is one of the highest-grade open pit copper projects in the Americas2  with proven and probable mineral reserves of 385 million tonnes at 0.54% copper. Copper World Phase I contemplates average annual copper production of 85,000 tonnes over a 20-year mine life, at average cash costs and sustaining cash costs of $1.47 and $1.81 per pound of copper, respectively. In addition, there remains approximately 60% of the total copper contained in measured and indicated mineral resources (exclusive of mineral reserves), providing significant potential for a Phase II expansion and mine life extension. The inferred mineral resource estimates are at a comparable copper grade and also provide significant upside potential. Copper World is expected to provide meaningful copper to support the U.S. domestic supply chain.

Manitoba Exploration Update

Lalor Northwest Follow-up Drilling Confirms Two Mineralized Zones

Hudbay's 2024 winter drill program included follow-up drilling of a geophysical anomaly located northwest of Lalor, which was initially drilled in 2023. Recent positive assay results at Lalor Northwest confirm the discovery of two mineralized zones located within 400 metres of the existing Lalor underground infrastructure.

In 2023, hole CH2302 intersected two mineralized zones, including 4.8 metres at 2.97% copper, 2.92 grams per tonne gold and 80.3 grams per tonne of silver. Earlier in 2024, hole CH2406 intersected the same two mineralized zones, including 9.0 metres of 2.88% copper, 6.27 grams per tonne of gold and 88.9 grams per tonne of silver. See "Qualified Person and NI 43-101".

These promising results justified additional follow-up drilling in the summer of 2024 with two drill rigs currently turning at Lalor Northwest. Drilling results are expected to be received by the end of the year and will be used to determine the potential size of Lalor Northwest and the potential for future underground drift development from Lalor for further definition drilling. Lalor Northwest has the potential to add near-term production growth at Lalor, extend mine life and create additional value from our Snow Lake operations.

Snow Lake 2024 Regional Geophysics Program Identifies Prospective Targets; Summer Drill Program Initiated

During the first half of 2024, Hudbay conducted the company's largest geophysics program in its history in Snow Lake. This program resulted in the identification of a number of anomalies and prospective targets across the Snow Lake tenements which are currently being tested near the former Reed and Anderson mines and in the vicinity of the Bur and Rail deposits that were acquired as part of the Rockcliff transaction. Hudbay intends to continue similar size geophysical programs and mapping of our consolidated land package in the region in 2025.

The 2024 geophysical program included surface electromagnetic (EM) surveys covering a 25 square kilometre area including the recently acquired Cook Lake claims that had been previously untested by modern deep geophysics, which was the discovery method for the Lalor deposit. This surface EM survey used cutting-edge techniques that enabled the team to detect deep targets at depths of over 1,000 metres below surface. The new EM methodology is unique to Hudbay and will lead to advanced understanding of the mineralization at depths previously undetectable.

____________________________________________
2 Sourced from S&P Global, August 2023.

In addition, one very strong deep anomaly located at Cook Lake North, approximately six kilometres from Lalor, was identified through borehole EM surveys. 2024 drilling intersected multiple horizons of non-economic mineralization but a deeper and stronger conductor will be tested in the coming weeks by extending the drill hole at depth as part of our summer-fall 2024 exploration program.

Hudbay continues to execute its 2024 drilling program with the goal of extending known mineralization near the Lalor deposit to further extend mine life as well as to find a new anchor deposit within trucking distance of the Snow Lake processing infrastructure. The 2024 summer drill program is well underway, and we currently have six drill rigs turning in Snow Lake, including two drills at Lalor Northwest as mentioned above. We expect to ramp up to eight drill rigs by the end of August to test new geophysical targets and complete follow-up drilling at potential regional satellite deposits. Results from the summer drill program are expected in late 2024.

Advancing Access to the 1901 Deposit

In the first quarter of 2024, we commenced the development of a smaller profile drift from the existing Lalor ramp towards the 1901 deposit. The 1901 development drift is expected to reach the mineralization in early 2025, following which we plan to conduct definition drilling intended to confirm the optimal mining method, evaluate the orebody geometry and continuity, and convert inferred mineral resources in the gold lenses to mineral reserves. Pending positive results from the drilling programs, the plan is to initiate a haulage drift and other related mining infrastructure in 2025 and 2026 in anticipation of full production from the 1901 deposit in 2027.

Continuing to Advance Studies for Flin Flon Tailings Reprocessing

Hudbay continues to advance studies to evaluate the opportunity to reprocess Flin Flon tailings where more than 100 million tonnes of tailings have been deposited for over 90 years from the mill and the zinc plant. The studies are evaluating the potential to re-purpose the existing Flin Flon concentrator, which is currently on care and maintenance, with flow sheet modifications to reprocess tailings to recover critical minerals and precious metals while creating environmental and social benefits for the region.

We continue to advance metallurgical test work, and during the second quarter of 2024, we received results from the initial confirmatory drill program in the section of the tailings facility that was utilized by the zinc plant. The results confirmed the grades of precious metals and critical minerals previously estimated from historical zinc plant records. An early economic study to evaluate the opportunity to reprocess initially the portion where the zinc plant tailings were deposited has shown promising results that warrant further engineering work in the second half of 2024. A similar study is planned in respect of the mill tailings.

Peru Exploration Update

Hudbay controls a large, contiguous block of mineral rights with the potential to host mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. The company commenced early exploration activities at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. As part of the drill permitting process, environmental impact assessment applications were submitted for the Maria Reyna property in November 2023 and for the Caballito property in April 2024. The environmental impact assessment (EIA) for Maria Reyna was approved by the government in June 2024 and the Caballito application continues to make progress through the permitting process. This represents one of several steps in the drill permitting process, which is expected to take approximately 12 months to complete after the EIAs are approved.

New Concentrate Contracts with Attractive Terms

In light of the extremely tight copper concentrate market that currently exists, Hudbay has strategically taken steps to preserve uncommitted copper concentrate units. This has allowed us to enter into several new contracts covering approximately 20% to 25% of our estimated Constancia concentrate sales over the next four years with favourable treatment and refining charges ("TC/RC"), including contracts with fixed TC/RCs that are negative in certain years and other contracts that have TC/RC priced at significant discounts of 45% to 65% to market benchmark terms.

Collective Bargaining Agreements Ratified in Manitoba and Peru

In June, new three-and-a-half year collective bargaining agreements were ratified by the members of all five unions at our Manitoba operations, effective July 1, 2024. In July, a new three-year agreement was signed with the union at our Peru operations, effective November 10, 2023. The ratification of these agreements is a significant achievement and demonstrates Hudbay's focus on working closely with our employees and community stakeholders to ensure aligned economic and social benefits.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on August 12, 2024. The dividend will be paid out on September 20, 2024 to shareholders of record as of close of business on September 3, 2024.

SUSTAINABILITY

Hudbay published its 2023 annual sustainability report in June, providing transparency and progress on key business accomplishments and sustainability initiatives in 2023, along with goals for the upcoming year and longer term. Hudbay's purpose statement serves as the cornerstone for our commitment to sustainability: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities."

Highlights from our 2023 annual sustainability report include:

Our Planet

• In 2023, we made meaningful progress on our roadmap towards the overall goal of a 50% reduction in Scope 1 and Scope 2 greenhouse gas ("GHG") emissions by 20303 . The roadmap helps identify initiatives across the organization, categorize their potential impacts and plan their annual progression.

• In 2023, direct energy consumption decreased 11% and indirect energy consumption increased 21% from the prior year primarily as a result of the addition of the Copper Mountain mine in 2023. Total GHG intensity per tonne of copper equivalent production decreased 8% compared to 2022.

• Approximately 55% of total energy consumption came from renewables, with nearly 100% of electricity at our Manitoba and British Columbia operations sourced from renewable hydropower.

• In 2023, we reduced the total amount of water withdrawn by 6% and water discharged by approximately 37% compared to 2022. Approximately 77% of total water use was recycled or reused.

• Hudbay commits to implementing the Mining Association of Canada's Towards Sustainable Mining (TSM) program. All business units achieved a level A or higher TSM rating across all TSM Climate Change Protocol indicators, and Manitoba and Peru received level AA ratings for the facility climate change management indicator. Hudbay also achieved a level A rating for the corporate-focus indicator related to setting meaningful targets for emissions reduction and focusing on climate adaptation.

• Constancia signed a 10-year power purchase agreement with ENGIE Energía Perú, providing access to a 100% renewable energy supply for Constancia beginning in 2026.

• Copper Mountain ranks among the lowest quartile for GHG emissions among copper mines and has the only electric trolley-assist system in North America, with seven trolley-capable haul trucks in operation that use hydroelectricity and reduce diesel consumption. In October 2023, we commissioned the world's largest electric hydraulic excavator, adding to the two other electric excavators in the British Columbia's operation electric fleet.

• In Manitoba, we conducted metallurgical research with technology partners to explore the potential for reprocessing Flin Flon tailings to produce non-acid-generating residual tailings. This has the potential to reduce the on-site waste that contributes to ongoing water treatment requirements, create a new mineral resource and extend the life of the Flin Flon operations.

____________________________________________
3 Hudbay's climate change targets were established in 2022 and are based on a 2021 baseline for Scope 1 and Scope 2 GHG emissions from existing operations. The targets exclude the British Columbia operations which were acquired in 2023, and the company is evaluating the impact of the British Columbia operations on Hudbay's GHG reduction roadmap.

• In September 2023, we released the pre-feasibility study (PFS) for Phase I of our Copper World development project in Arizona. The PFS includes the addition of a concentrate leach facility in the fifth year of operations to produce copper cathode, which is estimated to lower energy consumption by more than 10% and decrease GHG and sulfur dioxide emissions by eliminating overseas shipping, smelting and refining activities associated with copper concentrate.

Our People

• In Peru, Constancia received the "Healthy Company Management" certificate from SGS Peru, one of the world's leading testing, inspection and certification companies, in recognition of its management practices, processes and systems related to health and well-being.

• In Manitoba, the business unit leader spearheaded the launch of the "Home Safe Everyday Initiative." This program revolves around a roadmap comprising three key work streams - Safety Governance, Supervisory Leadership, and High Potential Prevention and Mitigation - to prevent incidents by thoroughly assessing risks and implementing controls to reduce their frequency.

• In British Columbia, following Hudbay's acquisition of Copper Mountain, the human resources team adapted to the changing business needs focusing on recruiting for critical positions, such as mill operators, and building a positive organizational culture, which will continue into 2024.

• Launched the "ONETeam" leadership training program in 2023 to focus on coaching and conflict resolution skills in a six-day leadership development program for supervisors and upper-level management. In Manitoba, supervisors completed the program in February 2024, while the British Columbia business unit plans to roll it out in the fall of 2024.

• In Arizona, Hudbay is establishing a strong workplace safety culture with the hiring of a dedicated health and safety manager, who initiated safety programs including a critical risk management program, an all-volunteer emergency response team, and a monthly employee-led safety meeting where a team member selects and presents a relevant and timely safety topic.

• Nine of the ten directors on our Board are independent, non-executive directors. Hudbay's President and CEO, Peter Kukielski, is the only executive director.

• Among the directors, 40% are women and a further 20% are from other designated groups. The Board remains committed to a company target of having at least 30% women directors on the Board as part of its overall commitment to diversity and inclusion.

Our Communities

• Hudbay navigated through a period of nationwide social unrest in early 2023 and was able to keep the Constancia mill operating due in large measure to the efforts of community members near Constancia.

• In 2023, we signed new sustainable development agreements with six communities in the area near Constancia and engaged in nearly 7,700 interactions involving more than 3,000 local stakeholders.

• Our Manitoba business unit expanded its Indigenous Circle for Everyone (ICE) program in 2023 offering employees a comprehensive exploration of the cultural aspects of the neighbouring First Nations communities.

• In British Columbia, we held regular meetings with representatives from the Towns of Princeton and Keremeos, RDOS, outfitters, ranchers and trappers. We also began the process of amending the existing participation agreements with local First Nations to provide a more meaningful and aligned relationship.

• In Arizona, we continued to meet with leadership and council members of local Native American tribes at the Copper World site to discuss the project and create opportunities for them to express concerns and provide feedback. We are also responding to public comments received on the draft permits for Copper World, which were issued by the Arizona Department of Environmental Quality in 2024.

We are pleased with the steps taken in 2023 towards our long-term sustainability goals. Details of our sustainability results can be found on our website.

PERU OPERATIONS REVIEW

		Three months ended		Six months ended
		Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Constancia ore mined[1]	tonnes	5,277,654	3,647,399	7,837,201	7,050,580
Copper	%	0.29	0.31	0.30	0.33
Gold	g/tonne	0.03	0.04	0.03	0.04
Silver	g/tonne	2.50	2.49	2.60	2.50
Molybdenum	%	0.01	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	1,288,789	2,408,495	3,503,143	3,305,790
Copper	%	0.41	0.36	0.51	0.39
Gold	g/tonne	0.20	0.34	0.28	0.39
Silver	g/tonne	3.83	2.81	4.34	3.44
Molybdenum	%	0.02	0.02	0.02	0.01
Total ore mined	tonnes	6,566,443	6,055,894	11,340,344	10,356,370
Strip ratio[2]		1.74	1.74	1.83	1.78
Ore milled	tonnes	7,718,962	7,223,048	15,796,923	14,886,776
Copper	%	0.30	0.31	0.33	0.32
Gold	g/tonne	0.07	0.09	0.11	0.09
Silver	g/tonne	2.85	2.78	3.17	3.25
Molybdenum	%	0.01	0.01	0.01	0.01
Copper concentrate	tonnes	89,629	82,796	203,728	178,244
Concentrate grade	% Cu	21.44	21.36	21.50	21.43
Copper recovery	%	83.1	80.0	84.1	80.9
Gold recovery	%	61.4	61.1	69.7	59.0
Silver recovery	%	63.9	65.1	67.7	62.5
Molybdenum recovery	%	46.3	40.5	44.6	40.5
Combined unit operating costs[3,4]	$/tonne	12.68	14.07	11.78	12.73

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

		Three months ended		Six months ended
		Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Contained metal in concentrate produced
Copper	tonnes	19,217	17,682	43,793	38,200
Gold	oz	10,672	12,998	39,816	24,204
Silver	oz	450,833	419,642	1,090,551	971,809
Molybdenum	tonnes	369	414	766	703
Payable metal sold
Copper	tonnes	16,806	21,207	40,560	37,523
Gold	oz	13,433	14,524	56,110	26,305
Silver	oz	400,302	671,532	1,154,009	1,063,739
Molybdenum	tonnes	347	314	762	568
Cost per pound of copper produced
Cash cost[1]	$/lb	1.78	2.14	1.02	1.72
Sustaining cash cost[1]	$/lb	2.61	3.06	1.74	2.56

1 Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Overview

Peru operations continued to benefit from strong mill throughput, averaging approximately 87,000 tonnes processed per day year-to-date, as well as higher realized prices of all metals. Cost performance was also strong, achieving lower unit operating costs, cash cost and sustaining cash cost compared to the comparative 2023 periods. Cash cost also benefited from higher by-product sales revenues of gold, silver and molybdenum throughout 2024.

Mining efforts at Pampacancha are focused on continuing the stripping program to advance to the next mining phase and we are on track to resume mining in higher copper and gold grade areas later in the year.

During the quarter, the Peruvian Ministry of Energy and Mines approved a regulatory change, Supreme Decree 011-2024-EM, to allow mining companies in Peru to increase throughput by up to 10% above permitted levels. Previously, the regulation only allowed for an increase of up to 5%. As such, we are evaluating the potential to increase future production at Constancia.

Mining Activities

Total ore mined in the second quarter of 2024 increased by 8% compared to the same period in 2023 in line with our mine plan. Ore mined from Pampacancha during the second quarter decreased to 1.3 million tonnes compared with 2.4 million tonnes in the same period in 2023 as a result of higher capitalized stripping activities.

Year-to-date ore mined was 10% higher than the same period in 2023 due to the same factors as the quarterly variance as well as the comparative 2023 period having reduced mining activity in order to ration fuel during regional protests and social unrest in Peru.

Milling Activities

Ore milled during the second quarter of 2024 was 7% higher than the comparative 2023 period mainly due to the treatment of softer ore from stockpiles. Ore milled included supplemental ore feed from stockpiles during the quarter as the team advances pit stripping activities. Milled copper and gold grades decreased by 3% and 22%, respectively, in the second quarter of 2024 compared to the same period in 2023 due to lower amounts of high grade copper and gold from Pampacancha as the stripping campaign is underway, in addition to lower grades from the processing of stockpiled ore.

Ore milled during the first half of 2024 was 6% higher than the comparative 2023 period due to the same factors as the quarterly variance. Milled copper grade increased by 3% in the first half of 2024 compared to the same period in 2023 due to an increase in the mining of higher grade copper ore from Pampacancha during the period. Gold grades increased by 22% compared to the same period in 2023 due to additional tonnes of ore milled from Pampacancha in the first quarter of 2024.

Recoveries of copper and gold during the second quarter of 2024 were 83%, and 61%, respectively, representing an increase of 4%, and 1%, respectively, compared with the same period in 2023 and were in line with our metallurgical models.

Recoveries of copper, gold and silver during the first half of 2024 were 84%, 70% and 68%, representing an increase of 4%, 18%, and 8%, respectively, compared with the 2023 period. This is also in line with our metallurgical models and is the result of ongoing recovery improvement initiatives.

Production and Sales Performance

Second quarter 2024 production of copper and silver was 19,217 tonnes and 450,833 ounces, respectively, representing an increase of 9% and 7%, respectively, compared with the same period in 2023 due to higher copper  recoveries and higher throughput. Production of gold and molybdenum in the second quarter of 2024 was 10,672 ounces and 369 tonnes respectively, representing a decrease of 18% and 11% from the comparative 2023 period primarily due to lower grades.

Year-to-date production of copper, gold and silver was 43,793 tonnes, 39,816 ounces and 1,090,551 ounces, respectively, representing an increase of 15%, 65%, and 12%, respectively, from the comparative 2023 period due to higher copper and silver grades from Pampacancha, higher gold grade due to additional tonnes of ore milled from Pampacancha, higher recoveries and higher throughput. Production of molybdenum in the first half of 2024 was 766 tonnes.

Quantities of payable copper, gold and silver sold during the second quarter of 2024 were 21%, 8% and 40%, respectively, lower than the corresponding period in 2023 primarily due to higher volume of copper concentrate sold in the second quarter of 2023 from the rapid reduction in the buildup of inventories after the social unrest during the first quarter of 2023.

Year-to-date copper, gold and silver metal sold was  8%, 113% and 8%, respectively, higher than the comparable period primarily as a result of higher production levels and a precious metal stream sale that was recognized in revenue shortly after the year end cutoff date in the first quarter of 2024.

Payable copper metal sold was also lower than the first quarter of 2024 due to lower copper production and 10,000 wet metric tonne copper concentrate shipment that remained unsold at the end of the second quarter and was recognized as revenue early in the third quarter of 2024.

Cost Performance

Combined mine, mill and G&A unit operating costs in the second quarter were $12.68 per tonne, 10% lower than the same period in 2023 primarily due to higher ore throughput.

Cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2024 was $1.78, a decrease of 17% compared to the same period in 2023 due to higher copper production, higher by-product credits and lower treatment and refining charges. This was partially offset by higher profit sharing. On a year-to-date basis, cash costs pound of copper produced, net of by-product credits, in the first half of 2024 was $1.02, compared with $1.72, a significant decrease for the same reasons as stated for the quarterly decrease.

Sustaining cash cost per pound of copper produced, net of by-product credits, was $2.61 and $1.74 for the second quarter and first half of 2024, or 15% and 32%, respectively lower than the comparative 2023 periods primarily due to the same factors affecting cash cost.

Peru Guidance Outlook

		Three months ended		Six months ended		Guidance
		Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023	Annual 2024
Contained metal in concentrate produced
Copper	tonnes	19,217	17,682	43,793	38,200	98,000 - 120,000
Gold	oz	10,672	12,998	39,816	24,204	76,000 - 93,000
Silver	oz	450,833	419,642	1,090,551	971,809	2,500,000 - 3,000,000
Molybdenum	tonnes	369	414	766	703	1,250 - 1,500
Cost per pound of copper produced
Cash cost[1]	$/lb	1.78	2.14	1.02	1.72	1.25 - 1.60

1 Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

We expect to achieve our 2024 production guidance for all metals in Peru.  Year-to-date cash cost is below the low-end of our 2024 guidance range primarily due to high gold by-product credits from higher sales volumes in the first quarter; however, the full year cash cost is expected to be within the 2024 guidance range.

MANITOBA OPERATIONS REVIEW

		Three months ended		Six months ended
		Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Lalor ore mined	tonnes	385,478	413,255	793,186	786,854
Gold	g/tonne	3.75	4.07	4.31	4.02
Copper	%	0.69	0.81	0.77	0.69
Zinc	%	2.76	3.14	2.84	3.23
Silver	g/tonne	22.29	23.27	22.88	20.88
New Britannia ore milled	tonnes	167,899	141,905	338,308	284,947
Gold	g/tonne	5.31	5.82	6.18	5.94
Copper	%	0.94	0.77	1.04	0.69
Zinc	%	0.92	0.85	0.87	0.80
Silver	g/tonne	24.42	25.79	23.00	24.08
Copper concentrate	tonnes	9,350	6,128	20,997	11,684
Concentrate grade	% Cu	15.96	16.20	15.97	15.29
Gold recovery[1]	%	90.0	88.6	89.2	88.2
Copper recovery	%	94.4	91.2	95.4	91.4
Silver recovery[1]	%	83.1	79.6	82.6	80.2
Contained metal in concentrate produced
Gold	oz	18,050	14,614	43,645	31,849
Copper	tonnes	1,492	992	3,353	1,786
Silver	oz	85,759	67,134	162,975	130,903
Metal in doré produced[2]
Gold	oz	10,843	6,305	27,338	11,692
Silver	oz	37,675	11,231	76,733	22,809
Stall ore milled	tonnes	229,527	238,633	448,885	481,252
Gold	g/tonne	3.02	3.12	3.05	2.95
Copper	%	0.59	0.85	0.61	0.72
Zinc	%	4.05	4.47	4.29	4.64
Silver	g/tonne	21.74	22.15	23.07	19.62
Copper concentrate	tonnes	6,202	8,281	13,369	14,926
Concentrate grade	% Cu	18.54	21.76	18.23	20.46
Zinc concentrate	tonnes	15,280	16,417	33,118	35,615
Concentrate grade	% Zn	52.92	53.35	50.98	52.24
Gold recovery	%	65.5	59.9	66.7	60.9
Copper recovery	%	85.4	88.5	88.6	87.9
Zinc recovery	%	87.1	82.2	87.7	83.3
Silver recovery	%	54.2	60.3	57.1	58.5
Contained metal in concentrate produced
Gold	oz	14,595	14,334	29,336	27,746
Copper	tonnes	1,150	1,802	2,438	3,053
Zinc	tonnes	8,087	8,758	16,885	18,604
Silver	oz	87,213	102,385	190,762	177,680

1 Gold and silver recovery includes total recovery from concentrate and doré.

2 Doré includes sludge, slag and carbon fines.

		Three months ended		Six months ended
		Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Total contained metal in concentrate and doré produced[1]
Gold	oz	43,488	35,253	100,319	71,287
Copper	tonnes	2,642	2,794	5,791	4,839
Zinc	tonnes	8,087	8,758	16,885	18,604
Silver	oz	210,647	180,750	430,470	331,392
Payable metal sold in concentrate and doré
Gold	oz	42,763	33,009	104,766	70,949
Copper	tonnes	2,429	1,871	5,350	4,096
Zinc	tonnes	5,133	8,641	11,252	14,269
Silver	oz	197,486	133,916	429,327	283,595
Unit Operating Costs[2]
Lalor	C$/tonne	150.06	135.45	148.36	135.99
New Britannia	C$/tonne	71.49	84.18	74.78	83.08
Stall	C$/tonne	38.45	35.44	39.54	34.88
Combined mine/mill unit operating costs[3,4]	C$/tonne	225	220	230	218
Cost per ounce of gold produced
Cash cost[4]	$/oz	771	1,097	751	1,017
Sustaining cash cost[4]	$/oz	1,163	1,521	1,042	1,427

1 Metal reported in concentrate is prior to deductions associated with smelter terms.

2 Reflects costs per tonne of ore mined/milled.

3 Reflects combined mine, mill and G&A costs per tonne of milled ore.

4 Combined unit costs, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Overview

Our Snow Lake operations in Manitoba maintained steady production results despite overcoming challenges in the second quarter of 2024, including forest fires and temporary production interruptions at the Lalor mine, partially offset by stronger than budgeted throughput at New Britannia. Our team's resilience and dedication ensured that we continued to operate effectively and efficiently while achieving our quarterly production targets.

A significant forest fire in the Flin Flon area in May 2024 temporarily impacted operations, causing workforce shortages due to road closures south of Flin Flon, which limited the ability for many employees to travel to Snow Lake and a number of employees were evacuated from their homes. We express our heartfelt gratitude to the brave individuals who battled the fire and those who supported essential community functions during this crisis.

At the Lalor mine, we encountered issues with the production hoist gearbox and electrical faults on the hoist drives, causing a ten-day stoppage in hoisting ore. Our maintenance teams collaborated closely with original equipment manufacturers to resolve these issues quickly. During the hoisting outage, the operations team focused on value-added activities, including underground ore buildup close to the shaft, waste filling, increased maintenance, building longhole inventory, and trucking ore to surface. Additionally, we implemented stope design modifications that yielded positive results by improving mucking efficiency throughout the lifecycle of our stopes.

The New Britannia mill consistently operated above nameplate capacity, achieving a new monthly record of nearly 2,100 tonnes per day in June. Ongoing efforts to increase throughput are aligned with our long-term objectives to maximize gold production by directing more gold ore from Lalor to the New Britannia mill for higher gold recoveries.

At the Anderson tailings facility, we achieved high deposition efficiency by utilizing new equipment and updated procedures allowing for the deferral of, dam construction capital to future years. We also received permit approval from Manitoba Environment and Climate Change to proceed with the sub-aerial tailings deposition trial, which is currently underway.

An extensive diamond drill grouting program was implemented at the 1901 exploration drift to establish a grout curtain and reduce water inflows and pressures to manageable levels. The drift is expected to reach mineralization by early 2025. This will be followed by definition drilling to further confirm the optimal mining method, evaluate orebody geometry and continuity, and convert inferred mineral resources in the gold lenses to mineral reserves.

Our Manitoba operation also progressed its sustainability initiatives by reducing propane and diesel consumption  in the first half of 2024 compared to the same period in 2023. In addition, at Lalor, an initiative to capture and recycle natural groundwater and use it as process water to reduce the freshwater intake into the mine has proven to be effective.

Mining Activities

Total ore mined in Manitoba in the second quarter of 2024 was 7% lower than the comparable quarter in 2023. Gold, copper, silver and zinc grades mined at Lalor during the second quarter were 8%, 15%, 4% and 12% lower, respectively, compared with the same period in 2023. These changes reflect the temporary Lalor mine production disruptions noted above and the completion of a planned lower grade mining sequence in the quarter.

Total ore mined at our Manitoba operations during the first half of 2024 was 1% higher than the same period in 2023. Gold, copper and silver grades mined at Lalor during the first half of 2024 were 7%, 12% and 10% higher, respectively, compared with the same period in 2023, consistent with the mine plan. Zinc grades mined at Lalor during the first half of 2024 were 12% lower than the same period in 2023.

Milling Activities

Consistent with our strategy of allocating more Lalor ore feed to New Britannia, the New Britannia mill throughput averaged approximately 1,850 tonnes per day in the second quarter of 2024, approximately 18% above average daily throughput levels in the comparative 2023 period. Recoveries of gold, copper and silver in the second quarter of 2024 were 90%, 94% and 83%, respectively, representing an increase of 2%, 4%, and 4%, respectively, compared to the same period in 2023. Year-to-date total ore milled at New Britannia was 19% higher than the prior period. Despite the higher throughput gold recoveries were maintained, while copper and silver increased by 4% and 3%, respectively.

During the three and six months ended June 30, 2024, the Stall mill processed 4% and 7%, respectively, less ore than the comparative 2023 period, which is aligned with our strategy of allocating more Lalor ore feed to New Britannia, as noted above.

Production and Sales Performance

Manitoba operations produced 43,488 ounces of gold, 2,642 tonnes of copper, 8,087 tonnes of zinc and 210,647 ounces of silver during the second quarter of 2024. Compared to the second quarter of 2023, production of gold and silver in the second quarter of 2024 increased by 23% and 17%, respectively, while production of copper and zinc declined by 5% and 8%, respectively. The increased gold and silver production in the quarter is mainly due to our strategy of mining and allocating more Lalor gold ore feed to New Britannia to achieve higher recoveries, which resulted in planned lower production of copper and zinc.

Production of gold, copper and silver in the first half of 2024 was higher by 41%, 20% and 30%, respectively, than the comparative 2023 period mainly due to the same reasons as noted above, as well as higher production from copper-gold zones in the first quarter of 2024. Zinc production in the first half of 2024 decreased by 9%, aligned with forecasted production and strategy to mine more gold ore at Lalor.

Quantities of payable metal sold for the three and six months ended June 30, 2024 were higher for copper, gold and silver than the comparable periods in 2023 primarily due to the same factors impacting contained metal production, as noted above. Payable zinc metal sold was lower than the comparative 2023 period as there was a 10,000 wet metric tonne zinc concentrate shipment that remained unsold at the end of the second quarter and will be recognized as revenue in the third quarter of 2024.

Cost Performance

Total Lalor mine unit operating costs during the second quarter of 2024 increased by 11% compared to the same period in 2023 but were in line with expectations as a result of lower tonnage mined, lower capitalized development costs and longer haulage distances. Compared to the same period in 2023, unit operating costs at the Stall mill were 8% higher during the second quarter of 2024, primarily due to lower throughput. New Britannia unit operating costs decreased by 15% during the second quarter of 2024 versus the same period in 2023, primarily a result of higher throughput. Combined mine, mill and G&A unit operating costs in the second quarter of 2024 were C$225 per tonne, representing a 2% increase compared to the same period in 2023. Combined mine, mill and G&A unit operating costs in the first half of 2024 increased 6% to C$230 per tonne. The marginal increases in combined operating costs year-over-year were the result of lower capitalized development and higher haulage distances, which were partially offset by the effect of higher total throughput.

Cash cost per ounce of gold produced, net of by-product credits, in the second quarter of 2024 was $771 per ounce, a decrease of 30% compared to the same period in 2023 due to significantly higher gold production and higher by-product credits, partially offset by higher G&A costs.

Sustaining cash cost per ounce of gold produced, net of by-product credits, in the second quarter of 2024 was $1,163, a decrease of 24% compared to the same period in 2023, primarily due to the same factors affecting cash cost offset by higher sustaining capital costs during the quarter.

Cash cost per ounce of gold produced, net of by-product credits, in the first half of 2024 was $751 per ounce. These costs were 26% lower compared to the same period in 2023 primarily due to higher gold production and by-product credits, partially offset by higher G&A costs. Sustaining cash cost per ounce of gold produced, net of by-product credits, for the first half of 2024 was $1,042 per ounce, a decrease of 27% from the comparative 2023 period primarily due to the same factors affecting cash cost noted above, with sustaining capital expenditures similar to prior year.

Manitoba Guidance Outlook

		Three months ended		Six months ended		Guidance
		Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023	Annual 2024
Total contained metal in concentrate and doré produced[1]
Gold[2]	oz	43,488	35,253	100,319	71,287	170,000 - 200,000
Copper	tonnes	2,642	2,794	5,791	4,839	9,000 - 12,000
Zinc	tonnes	8,087	8,758	16,885	18,604	27,000 - 35,000
Silver[3]	oz	210,647	180,750	430,470	331,392	750,000 - 1,000,000
Cost per ounce of gold produced
Cash cost[4]	$/oz	771	1,097	751	1,017	700 - 900

1 Metal reported in concentrate is prior to deductions associated with smelter terms.

2 Gold production guidance includes gold contained in concentrate produced and gold in doré.

3 Silver production guidance includes silver contained in concentrate produced and silver in doré.

4 Combined unit costs, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Year-to-date production is well on track to achieve our 2024 production guidance for all metals in Manitoba. We also expect full year gold cash cost to remain within the 2024 guidance range.

BRITISH COLUMBIA OPERATIONS REVIEW

		Three months ended	Six months ended[5]
		Jun. 30, 2024	Jun. 30, 2024
Ore mined[1]	tonnes	2,164,722	5,887,218
Strip ratio[2]		7.61	5.39
Ore milled	tonnes	3,232,427	6,412,576
Copper	%	0.25	0.26
Gold	g/tonne	0.07	0.07
Silver	g/tonne	1.01	1.10
Copper concentrate	tonnes	29,275	59,925
Concentrate grade	% Cu	23.0	22.9
Copper recovery	%	82.3	82.8
Gold recovery	%	57.2	59.0
Silver recovery	%	73.9	73.1
Combined unit operating costs[3,4]	C$/tonne	19.65	21.65

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

5 Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there was only included limited production from the Copper Mountain mine during the 10-day stub period.

		Three months ended[2]	Six months ended[2]
		Jun. 30, 2024	Jun. 30, 2024
Contained metal in concentrate produced
Copper	tonnes	6,719	13,743
Gold	oz	4,454	8,871
Silver	oz	77,227	165,603
Payable metal sold
Copper	tonnes	6,564	13,497
Gold	oz	5,099	8,500
Silver	oz	69,248	152,548
Cost per pound of copper produced
Cash cost[1]	$/lb	2.67	3.09
Sustaining cash cost[1]	$/lb	5.56	5.20

1 Cash cost and sustaining cash cost, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there was only included limited production from the Copper Mountain mine during the 10-day stub period. Copper Mountain's operations had no revenues or corresponding cost of sales recorded during the 10-day stub period from the date of acquisition to the end of the second quarter of 2023

Overview

Hudbay has been focused on advancing operational stabilization plans, including opening up the mine by adding additional mining faces, adding to the mining fleet, optimizing the ore feed to the plant and implementing plant improvement initiatives that mirror Hudbay's successful processes at Constancia. While the benefits of these stabilization plans are not expected to be fully realized until 2025, we have successfully increased the total tonnes moved and has seen stronger mill performance as demonstrated by higher mill availability of 94% and above-target copper recoveries of 82% in the second quarter of 2024. As a result, year-to-date mill performance has resulted in the highest mill availability and highest copper recoveries in the last decade.

Mining Activities

Total ore mined at Copper Mountain in the second quarter of 2024 was 2.2 million tonnes, a decrease compared to the first quarter of 2024. As planned, ore stockpiles were utilized as ore feed to the mill while the mine operation team increased waste stripping activities. Total material moved was continued to ramp up in the quarter as a result of effective usage of the mining fleet as part of the fleet production ramp up plan to execute the accelerated stripping program to access higher head grades. This plan entails remobilization of the existing mining truck fleet and the deployment of an additional shovel, drill and associated equipment. Earlier this year, we ordered five new haul trucks to execute additional stripping activities over the next three years at a lower cost than the contractor mining approach that was contemplated in the technical report. Three of the five new haul trucks and the additional shovel and drill were put in production in June, and all five haul trucks were in operation by August. As a result, total material moved is expected to continue to increase quarter-over-quarter as per the mine plan.

Total ore mined at Copper Mountain in the first half of 2024 was 5.9 million tonnes, a 16% decrease compared to the second half of 2023 as we execute the planned accelerated stripping program and supplement ore feed from stockpiles, as mentioned above.

Milling Activities

The mill processed 3.2 million and 6.4 million tonnes of ore during the second quarter of 2024 and first half, respectively. Ore processed in the second quarter of 2024 was 2% higher than the first quarter of 2024 benefiting from stabilization and reliability initiatives within the mill processing circuit. The average mill availability during the second quarter of 2024 increased to 94% from 90% in the first quarter, while maintaining a stable throughput rate. Mill throughput in the second quarter of 2024 was limited by reduced reliability of the secondary crushing circuit, caused primarily by unplanned maintenance events and elevated clay material in the mine feed. During the quarter, a number of initiatives were advanced to address these issues and other identified constraints and improve throughput to targeted levels, with the benefits expected to be realized in the second half of 2024. Initiatives that began earlier in the year are progressing on target, including reprogramming the mill expert system, installation of advanced semi-autogenous grinding control instrumentation, redesign of the SAG liner package and updated operational procedures intended to remove magnetite from the pebble stream.

Maintenance practices to improve mill availability continue to be a key pillar of our stabilization initiatives. The first quarter planned maintenance shutdown focused on achieving 100% compliance to planned execution. Progress continued into the second quarter with the implementation of predictive strategies with vibration equipment/analysis and oil analysis and standard operating procedure enhancements. Work has begun to analyze the trade-off among the various alternatives to further enhance mill performance.

Milled copper grades during the second quarter of 2024 were 7% lower than the first quarter as we continued to draw on stockpiled ore. Copper recoveries were slightly lower than the first quarter of 2024, but in line with expectations despite lower grades as the operations improved the regrind circuit constraint and implemented the flotation operational strategy improvements, including reagent selection and dose modification.

Milled copper grades during the first half of 2024 were 26% lower than the second half of 2023 as we continued to draw on stockpiled ore. Copper recoveries were 4% higher for the same period despite the lower grades realized as a result of the aforementioned the flotation strategy improvements, including reagent selection and dose modification.

The benefits of the operational stabilization improvements are expected to continue to be realized throughout 2024. We are also accelerating engineering studies to debottleneck and increase the nominal plant capacity to 50,000 tonnes per day earlier than was contemplated in the technical report.

Production and Sales Performance

During the second quarter of 2024, production of copper, gold and silver was 6,719 tonnes, 4,454 ounces and 77,227 ounces, respectively. Production of copper was slightly lower than the first quarter of 2024 primarily as a result of lower head grades from the use of stockpiled ore to feed the mill. Gold production was consistent with the first quarter of 2024.

The first half of 2024 production of copper, gold and silver was 13,743 tonnes, 8,871 ounces and 165,603 ounces, respectively.

Cost Performance

Combined mine, mill and G&A unit operating costs in the second quarter of 2024 were  C$19.65 per tonne milled, 17% lower than the first quarter of 2024 primarily due to lower mining costs as there were high ore rehandling costs in the first quarter of 2024. Combined unit operating costs are expected to decrease over time as we continue to implement our stabilization and optimization initiatives at Copper Mountain. As the hiring and training of additional haul truck drivers continues, we expect to have a fully trained complement of truck drivers in August to support the larger mining fleet, which is expected to increase material moved and reduce unit operating costs.

Combined mine, mill and G&A unit operating costs for the first half of 2024 were C$21.65 per tonne milled.

Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2024 were $2.67 and $5.56, respectively. Cash costs were lower than the first quarter of 2024 by 23% for the same reason as mentioned above regarding the unit cost variance. Sustaining cash costs were 15% higher than the first quarter of 2024 mainly as a result of planned higher capitalized stripping costs to unlock the mine potential according to our stabilization plan.

Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, in the first half of 2024 were $3.09 and $5.20, respectively.

British Columbia Guidance Outlook

		Three months ended	Six months ended	Guidance
		Jun. 30, 2024	Jun. 30, 2024	Annual 2024
Contained metal in concentrate produced
Copper	tonnes	6,719	13,743	30,000 - 44,000
Gold	oz	4,454	8,871	17,000 - 26,000
Silver	oz	77,227	165,603	300,000 - 455,000
Cost per pound of copper produced
Cash cost[1]	$/lb	2.67	3.09	2.00 - 2.50

1 Cash cost and sustaining cash cost, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there was only included limited production from the Copper Mountain mine during the 10-day stub period. Copper Mountain's operations had no revenues or corresponding cost of sales recorded during the 10-day stub period from the date of acquisition to the end of the second quarter of 2023.

We expect to achieve 2024 production guidance for all metals in British Columbia. Cash cost for the quarter was above the higher end of our 2024 guidance range; however, we expect the full year cash costs to be within the 2024 guidance range.

FINANCIAL REVIEW

Financial Results

In the second quarter of 2024, we recorded net loss attributable to owners of $16.6 million compared to net loss on the same basis of $14.9 million in the second quarter of 2023, representing an increase in net loss attributable to owners of $1.7 million. Year-to-date in 2024, we recorded net earnings attributable to owners of $5.8 million compared to a net loss on the same basis of $9.5 million for the same period in 2023, representing an increase earnings attributable to owners of $15.3 million.

The following table provides further details on the makeup of this variance:

(in $ millions)	Three months ended June 30, 2024	Six months ended June 30, 2024
(Increase) decrease in components of loss:
Revenues	113.3	343.1
Cost of sales
Mine operating costs	(49.6)	(152.1)
Depreciation and amortization	(9.0)	(50.8)
Selling and administrative expenses	(9.8)	(17.3)
Exploration expenses	(0.7)	(5.0)
Re-evaluation adjustment - environmental obligation	(2.0)	(5.0)
Other expenses	2.7	(8.6)
Net finance expense	(13.8)	(22.8)
Tax expense	(36.6)	(73.8)
(Increase) decrease in net loss for the period	(5.5)	7.7
Change in non-controlling interest	3.8	7.6
(Increase) decrease in net loss attributable to owners for the period	(1.7)	15.3

Revenue

Revenue for the second quarter of 2024 was $425.5 million, $113.3 million higher than the same period in 2023, primarily as a result of higher copper price, gold price and higher gold sales volumes partially offset by lower copper and zinc sales volume due to higher volume of copper concentrate sold in the second quarter of 2023 to reduce the buildup of copper concentrate inventories due to social unrest in Peru during the first quarter of 2023. The acquisition of Copper Mountain mine contributed incremental revenue of $78.1 million during the second quarter of 2024.

Revenue for the first half of 2024 was $950.5 million, $343.1 million higher than the same period in 2023, mainly due to the same factors affecting the quarter-to-date variances described above as well as higher copper sales volume. The acquisition of Copper Mountain mine contributed incremental revenue of $146.0 during the first half of 2024.

The following table provides further details on these variances:

(in $ millions)	Three months ended June 30, 2024	Six months ended June 30, 2024

Metals prices[1]
Higher copper prices	22.0	17.2
Higher gold prices	22.2	29.3
Higher (lower) zinc prices	2.0	(1.4)
Higher silver prices	3.1	2.4
Sales volumes
(Lower) higher copper sales volumes	(33.0)	37.2
Higher gold sales volumes	15.7	117.4
Lower zinc sales volumes	(8.9)	(8.3)
(Lower) higher silver sales volumes	(4.5)	5.1
British Columbia Business Unit[2]
Copper	67.8	129.6
Gold	12.2	19.8
Silver	2.3	4.3
Treatment & Refining	(4.2)	(7.7)
Other
Molybdenum and other volume and pricing differences	8.2	4.2
Variable consideration adjustments	-	(8.7)
Effect of lower treatment and refining charges	8.4	2.7
Increase in revenue in 2024 compared to 2023	113.3	343.1

1 See discussion below for further information regarding metals prices.

2 Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine.

Our revenue by significant product type is summarized below:

	Three months ended		Six months ended
(in $ millions)	Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Copper	259.3	205.8	544.5	370.0
Gold	119.5	75.9	297.7	150.8
Zinc	15.5	20.3	30.4	40.1
Silver	10.9	7.2	23.1	13.5
Molybdenum	16.0	16.8	34.2	35.8
Other metals	0.5	-	0.5	0.2
Revenue from contracts	421.7	326.0	930.4	610.4
Amortization of deferred revenue - gold	5.5	7.9	21.9	13.3
Amortization of deferred revenue - silver	6.1	10.3	16.7	15.9
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	(3.9)	4.9
Pricing and volume adjustments[1]	14.7	(5.3)	35.6	8.1
Treatment and refining charges	(22.5)	(26.7)	(50.2)	(45.2)
Revenue	425.5	312.2	950.5	607.4

1 Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts (QP hedges)  and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 18 of our consolidated interim financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, zinc, gold and silver we may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The gains and losses on QP hedges are included in the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the second quarter of 2024 and 2023, respectively, are summarized below:

			Realized prices[1] for the			Realized prices[1] for the
			Three months ended			Six months ended
Prices		LME QTD 2024[2]	Jun. 30, 2024	Jun. 30, 2023	LME YTD 2023[2]	Jun. 30, 2024	Jun. 30, 2023
Copper	$/lb	4.42	4.56	3.98	4.13	4.19	3.98
Zinc	$/lb	1.29	1.33	1.15	1.20	1.19	1.25
Gold[3]	$/oz		2,222	1,810		2,043	1,846
Silver[3]	$/oz		27.13	21.45		23.68	21.75

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

2 London Metal Exchange average for Cash copper and zinc prices.

3 Sales of gold and silver from Constancia mine are subject to our precious metals stream agreement with Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 36 of this MD&A.

In addition to QP hedges, we may periodically undertake metal price hedging in accordance with Board approved policies to achieve strategic objectives, including locking in favourable metal prices to ensure minimum cash flows during or after the construction of a mine or during a period of reduced liquidity, to manage cash flows at shorter life or higher cost operations or as part of a financing arrangement. The realized prices, denoted in the table above, exclude the impact of derivative mark-to-market gains and losses on these non-QP hedges, which are included in change in fair value of financial instruments in our consolidated interim statement of earnings. As of June 30, 2024, Hudbay had the following non-QP hedges outstanding:

- Forward sales contracts at the Copper Mountain mine for a total of 13.2 million pounds of copper over the period of July 2024 to April 2025 at an average price of $3.95 per pound;

- Zero-cost collar program at the Copper Mountain mine for 16.5 million pounds of copper over a twelve month period of July 2024 to April 2025 at an average floor price of $3.88 per pound and an average cap price of $4.14 per pound; and

- Zero-cost collar program for 5,000 ounces of gold production per month over a period of July 2024 to December 2024 at an average floor price of $2,110 per ounce and an average cap price of $2,467 per ounce.

The forward copper sales and zero copper cost collar hedges were entered into in the first quarter of 2024, which represent a total of approximately 44% of Copper Mountain's expected 2024 production.

The following tables provide a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated interim financial statements.

Three months ended June 30, 2024
(in $ millions) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	259.3	119.5	15.5	10.9	16.0	0.5	421.7
Amortization of deferred revenue	-	5.5	-	6.1	-	-	11.6
Pricing and volume adjustments [3]	-	11.2	(0.5)	1.1	2.9	-	14.7
Revenue, including mark-to-market on QP hedges [4]	259.3	136.2	15.0	18.1	18.9	0.5	448.0
Realized non-QP derivative mark-to-market	(2.6)	-	-	-	-	-	(2.6)
By-product credits [5]	256.7	136.2	15.0	18.1	18.9	0.5	445.4
Payable metal in concentrate and doré sold [6]	25,799	61,295	5,133	667,036	347	-	-
Realized price [7]	10,051	2,222	2,922	27.13	-	-	-
Realized price [8]	4.56	-	1.33	-	-	-	-
Six months ended June 30, 2024
(in $ millions) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	544.5	297.6	30.4	23.1	34.2	0.5	930.3
Amortization of deferred revenue	-	21.9	-	16.7	-	-	38.6
Pricing and volume adjustments [3]	4.7	26.5	(0.9)	1.3	4.0	-	35.6
Revenue, including mark-to-market on QP hedges [4]	549.2	346.0	29.5	41.1	38.2	0.5	1,004.5
Realized non-QP derivative mark-to-market	(2.6)	-	-	-	-	-	(2.6)
By-product credits [5]	546.6	346.0	29.5	41.1	38.2	0.5	1,001.9
Payable metal in concentrate and doré sold [6]	59,407	169,376	11,252	1,735,884	762	-	-
Realized price [7]	9,245	2,043	2,622	23.68	-	-	-
Realized price [8]	4.19	-	1.19	-	-	-	-

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

2 As per consolidated interim financial statements.

3 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for QP hedge derivative contracts and adjustments to originally invoiced weights and assays.

4 Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.

5 By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

6 Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.

7 Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.

8 Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold affect our revenue, operating cash flow and gross profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Three months ended June 30, 2023
(in $ millions) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	205.8	75.9	20.3	7.2	16.8	-	326.0
Amortization of deferred revenue	-	7.9	-	10.3	-	-	18.2
Pricing and volume adjustments [3]	(3.3)	2.3	1.6	(0.3)	(5.6)	-	(5.3)
Revenue, including mark-to-market on QP hedges [4]	202.5	86.1	21.9	17.2	11.2	-	338.9
Realized non-QP derivative mark-to-market [5]	-	-	-	-	-	-	-
By-product credits [4]	202.5	86.1	21.9	17.2	11.2	-	338.9
Payable metal in concentrate and doré sold [6]	23,079	47,533	8,641	805,448	314	-	-
Realized price [7]	8,774	1,810	2,534	21.45	-	-	-
Realized price [8]	3.98	-	1.15	-	-	-	-
Six months ended June 30, 2023
(in $ millions) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	370.0	150.8	40.1	13.5	35.8	0.2	610.4
Amortization of deferred revenue	-	13.3	-	15.9	-	-	29.2
Pricing and volume adjustments [3]	(4.8)	15.4	(0.9)	(0.1)	(1.5)	-	8.1
Revenue, including mark-to-market on QP hedges [4]	365.2	179.5	39.2	29.3	34.3	0.2	647.7
Realized non-QP derivative mark-to-market [5]	-	-	-	-	-	-	-
By-product credits [4]	365.2	179.5	39.2	29.3	34.3	0.2	647.7
Payable metal in concentrate and dore sold [6]	41,619	97,254	14,269	1,347,334	568	-	-
Realized price [7]	8,775	1,846	2,747	21.75	-	-	-
Realized price [8]	3.98	-	1.25	-	-	-	-

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

2 As per financial statements.

3 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

4 By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

5 Derivative mark-to-market excludes mark-to-market on QP hedges.

6 Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.

7 Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.

8 Realized price for copper and zinc in $/lb.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Six months ended
		Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Gold	oz	6,640	9,619	26,763	16,198
Silver	oz	421,623	674,514	1,147,738	1,040,158

Gold deferred revenue drawdown rate[1]	$/oz	817	820	817	820
Gold cash rate[2]	$/oz	420	416	420	416
Total gold stream realized price	$/oz	1,237	1,236	1,237	1,236

Silver deferred revenue drawdown rate[1]	$/oz	14.56	15.26	14.56	15.26
Silver cash rate[2]	$/oz	6.20	6.14	6.20	6.14
Total silver stream realized price	$/oz	20.76	21.40	20.76	21.40

1 Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.

2 The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective August 4, 2019. Subsequently every year, on August 4, the cash rate will increase by 1% compounded. The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

Subsequent to the variable consideration adjustment recorded on January 1, 2024, the deferred revenue amortization is recorded in Peru at $817/oz gold and $14.56/oz silver (June 30, 2023 - $820/oz gold and $15.26/oz silver).

Cost of Sales

Our detailed cost of sales is summarized as follows:

(in $ thousands)	Three months ended		Six months ended
	Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Peru
Mining	31,306	31,654	60,526	58,440
Milling	51,335	54,676	94,959	100,867
Changes in product inventory	1,101	27,078	15,178	15,943
Depreciation and amortization	58,860	67,340	129,890	109,300
G&A	19,548	14,896	42,756	31,348
Freight, royalties and other charges	13,522	14,903	32,220	27,995
Total Peru cost of sales	175,672	210,547	375,529	343,893
Manitoba
Mining	42,280	41,681	86,640	79,433
Milling	15,222	15,193	31,698	30,041
Changes in product inventory	(2,409)	(11,964)	(2,967)	(10,238)
Depreciation and amortization	24,744	21,330	51,338	46,792
Inventory adjustments	-	906	-	906
G&A	10,863	6,139	22,443	16,321
Freight, royalties and other charges	5,674	5,441	11,839	10,831
Total Manitoba cost of sales	96,374	78,726	200,991	174,086
British Columbia[1]
Mining	19,463	-	48,016	-
Milling	21,508	-	44,882	-
Changes in product inventory	11,290	-	7,325	-
Depreciation and amortization	14,042	-	25,691	-
G&A	5,442	-	9,344	-
Freight, royalties and other charges	4,102	-	9,150	-
Total British Columbia cost of sales	75,847	-	144,408	-
Cost of sales	347,893	289,273	720,928	517,979

1 As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the three and six months ended June 30, 2023.

Total cost of sales for the second quarter of 2024 was $347.9 million, reflecting an increase of $58.6 million from the second quarter of 2023 in part due to $75.8 million of operating costs from British Columbia with no similar costs in the comparative period. In addition, Peru cost of sales decreased by $34.9 million in the second quarter of 2024, compared to the same period of 2023 mainly due to lower drawdown of product inventory versus the comparative 2023 period and lower depreciation, in line with the higher production during the quarter. Manitoba cost of sales increased by $17.7 million in the second quarter of 2024, primarily as a result of higher mining costs and higher G&A and freight costs during the quarter, compared to the same period of 2023.

Total cost of sales for the first half of 2024 was $720.9 million, reflecting an increase of $202.9 million from the same period in 2023 in part due to $144.4 million of incremental operating costs from British Columbia with no similar comparative period. Peru cost of sales increased by $31.6 million mainly due to higher G&A and freight costs and higher depreciation. Manitoba cost of sales increased by $26.9 million as a result of the same factors affecting quarter-to-date variance described above.

For details on unit operating costs, refer to the respective tables in the "Operations Review" section of this MD&A.

For the second quarter of 2024, other significant variances in non-operating expenses, compared to the same period in 2023, include the following:

- Net finance expenses increased by $13.8 million primarily due to an increase in mark-to-market losses of $11.0 million from non-QP hedges and $3.1 million increase in the relative revaluation loss of the gold prepayment liability partially offset by a decrease in the accretion of revenue streaming arrangement of $0.6 million.

- Selling and administrative expenses increased by $9.8 million reflecting a higher share-based compensation expense as a result of a comparative increase in share price during the current period along with incremental selling and administrative expenses incurred by the Copper Mountain mine.

- Other expenses decreased by $2.7 million primarily due to $6.8 million of lower acquisition costs related to the acquisition of Copper Mountain incurred in 2023 and $0.9 million lower care and maintenance costs for Manitoba partially offset by an increase of $3.4 million in amortization of certain community costs and an additional $1.2 million of loss on disposition of PP&E.

- Re-evaluation adjustment - environmental provision gain decreased by $2.0 million due to the relative revaluation of the environmental reclamation provision on our Manitoba non-producing sites from changes in long term risk-free discount rates and inflation rates.

Given the long term nature of the reclamation cash flows, the related environmental reclamation provision is highly sensitive to changes in inflation rates and long-term risk-free discount rates and, as such, we may continue to experience significant quarterly environmental reclamation provision revaluations.

For the year-to-date 2024, other significant variances in non-operating expenses, compared to the same period in 2023, included the following:

- Net finance expenses increased by $22.8 million due to an increase in market-to-market loss of $14.3 million from non-QP hedges, $5.2 million increase in net foreign exchange loss, $4.0 million increase in other finance expenses and $2.8 million increase in interest expense on long-term debt partially offset by decrease in the accretion for revenue streaming arrangement of $1.1 million.

- Selling and administrative expenses increased by $17.3 million due to the same reasons as outlined above in the quarterly variance analysis.

- Other expenses increased by $8.6 million primarily due an increase of $10.1 million in write-off of previously capitalized PP&E costs, net of capitalized accrued interest, primarily related to an expired option agreement in Arizona and a $4.8 million increase in amortization of certain community costs, partially offset by $6.8 million of lower acquisition costs related to the acquisition of Copper Mountain incurred in 2023.

- Exploration expenses increased by $5.0 million primarily due to our planned Snow Lake exploration program consisting of modern geophysical programs and multi-phased drilling campaigns.

- Re-evaluation adjustment - environmental provision gain decreased by $5.0 million due to the same reasons as outlined above in the quarterly variance analysis.

Tax Expense

For the three and six months ended June 30, 2024, tax expense increased by $36.6 million and $73.9 million compared to the same periods in 2023. The following table provides further details:

(in $ thousands)	Three months ended		Six months ended
	Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Deferred tax recovery - income tax[1]	(8,677)	(15,134)	(5,236)	(18,284)
Deferred tax recovery - mining tax[1]	(1,844)	(70)	(4,108)	(2,069)
Total deferred tax recovery	(10,521)	(15,204)	(9,344)	(20,353)
Current tax expense (recovery) - income tax	20,569	(1,020)	55,854	9,745
Current tax expense - mining tax	10,770	425	23,523	6,782
Total current tax expense (recovery)	31,339	(595)	79,377	16,527
Tax expense (recovery)	20,818	(15,799)	70,033	(3,826)

1 Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense/Recovery

Applying the estimated Canadian statutory income tax rate of 26.2% to our earnings before taxes of $68.2 million for the year-to-date of 2024 would have resulted in a tax expense of approximately $17.9 million; however, we recorded an income tax expense of $50.6 million. The significant items causing our effective income tax rate to be different than the 26.2% estimated Canadian statutory income tax rate include:

- Deductible temporary differences with respect to Peru, Manitoba and British Columbia, relating to the decommissioning and restoration liabilities, were derecognized as we have determined that it is not probable that we will realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable earnings of the operations. This resulted in a combined deferred tax expense of $5.7 million.

- Foreign exchange on the translation of deferred tax balances to group currency resulted in a deferred tax expense of $9.7 million.

- The tax expense with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax rate of 26.2%, resulting in a tax expense of $13.0 million.

- New Canadian tax legislation, applicable to Hudbay starting in the 2024 tax year, that limits interest and finance expenses to 30% of Tax EBITDA. The restricted interest and finance expense (RIFE) in the year creates a new tax pool that can be used in future years when there is excess capacity available. The effect of restricted interest and financing expense limitations of which no deferred tax asset is recognized results in a tax expense of $7.0 million.

- The effect of expenditures renounced to flow through share investors that would otherwise have been deductible for tax purposes resulted in a tax expense of $2.5 million.

Mining Tax Expense

We recorded $19.4 million of mining tax expense for year-to-date of 2024. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable earnings. Corporate costs and other costs not related to mining operations are not deductible in computing mining taxable earnings. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on earnings related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

- 10% of total mining taxable earnings if mining profit is C$50 million or less;

- Between mining earnings of C$50 and $C55 million, mining tax is equal to a minimum of C$5 million plus mining earnings less C$50 million multiplied by 65%;

- 15% of total mining taxable earnings if mining profits are between C$55 million and C$100 million;

- Between mining earnings of C$100 million and C$105 million, mining tax is equal to a minimum of C$15 million plus mining earnings less C$100 million multiplied by 57%; and

- 17% of total mining taxable earnings if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at June 30, 2024, at the tax rate we expect to apply when temporary differences reverse.

British Columbia

The Province of British Columbia imposes a 13% net revenue tax on the sale of mineral products mined in the province of British Columbia after the mine owner has recovered the capital invested in the mine and its "Cumulative Expenditure Account" ("CEA") no longer has a balance. The tax is paid on the profit in excess of the capital that has been invested in the mine. British Columbia mineral tax is deductible for federal and provincial income tax purposes.

While there is a balance in the CEA account, the mine owner must pay a "Net Current Proceeds" ("NCP") tax of 2%. Any amounts paid as NCP can then be claimed in the future against net revenue taxes payable.

We estimate that the effective tax rate that will be applicable when temporary differences reverse will be approximately 9.49%.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2024, our liquidity includes $483.8 million in cash, $40.0 million in short-term investments as well as undrawn total availability of $424.7 million under our revolving credit facilities.

Equity Bought Deal

On May 24, 2024, we successfully completed an equity offering, for a total of 42,366,000 common shares of Hudbay at a price of $9.50 per common share, which generated net proceeds of $386.2 million, net of transaction and share issuance costs. The equity offering was completed pursuant to an underwriting agreement dated May 22, 2024 entered into between the Company and a syndicate of underwriters.

Senior Unsecured Notes

During the second quarter, we purchased $11.6 million of our 4.5% senior notes due April 2026 ("2026 Notes") and $22.5 million of our 6.125% senior notes due April 2029 ("2029 Notes") on the open market. As at June 30, 2024, we had $588.4 million aggregate principal amount of 2026 Notes and $577.5 million aggregate principal amount of 2029 Notes. From July 1 to August 12, 2024, we purchased an additional $13.4 million and $35.1 million of our 2026 and 2029 Notes, respectively, through an automatic purchase program.

Senior Secured Revolving Credit Facilities

We have two senior secured revolving credit facilities with total commitments of $450 million ("the Credit Facilities") for our Canadian and Peruvian businesses on substantially similar terms and conditions.

During the second quarter of 2024, we fully repaid the $90.0 million of debt outstanding under our Peruvian revolving credit facility.

As at June 30, 2024, we were in compliance with our covenants under the Credit Facilities and had also drawn $25.3 million in letters of credit under the Credit Facilities.

C$130 Million Bilateral Letter of Credit Facility

We have a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. The LC Facility has no financial covenants and enables us to issue up to C$130.0 million of letters of credit to beneficiaries on an unsecured basis at attractive rates, including C$30.0 million sub-limit for financial letters of credit. As at June 30, 2024, the Manitoba business unit had drawn $55.4 million in letters of credit under the LC Facility.

Surety Bonds and Letters of Credit

As at June 30, 2024, the Arizona business unit had $8.7 million in surety bonds issued to support future reclamation and closure obligations and the Peru business unit had $126.3 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. In addition, the British Columbia business unit had $48.0 million in surety bonds issued to support future reclamation and $4.8 million in surety bonds issued to support the hydro used at Copper Mountain mine. The British Columbia business unit also had $2.3 million in letter of credit issued with various Canadian financial institutions related to other operating matters, cash collateral of $2.3 million was posted under these letters of credit.

Gold Prepayment Liability

During the fourth quarter of 2020, we entered into a gold forward sale and prepay transaction which generated $115.0 million in cash proceeds to pre-fund the expected capital requirements for the New Britannia gold mill refurbishment project. The transaction valued the future gold ounce delivery obligation at 79,954 gold ounces to be delivered in fixed monthly deliveries of 3,331 gold ounces over a 24-month period from January 2022 to December 2023.

During the first quarter of 2023, we amended our gold forward sale and prepay agreements to defer eight months of deliveries starting with February 2023. As at June 30, 2024 we have 6,881 ounces of gold fixed monthly deliveries to make from July to August 2024. The fair value of the financial liability as at June 30, 2024 was $15.9 million.

Working Capital

Working capital increased by $287.9 million to $423.8 million from December 31, 2023 to June 30, 2024, primarily due to an increase in cash and cash equivalents of $234.0 million, an increase in short-term investment of $40.0 million, a decrease in gold prepayment liability of $40.0 million, a decrease in trades and other payable of $13.1 million, a decrease in deferred revenue of $6.3 million, an increase in prepaid and other expenses of $6.4 million, a decrease in taxes payable of $2.7 million, and increase in other financial assets of $3.9 million. Partially offsetting these items were a decrease in inventories of $21.5 million, a decrease in trade receivables and taxes receivables of $22.1 million and an increase in other liabilities, other financial liabilities and lease liabilities of $14.9 million.

Cash Flows

The following table summarizes our cash flows for the three and six months ended June 30, 2024 and June 30, 2023:

(in $ thousands)	Three months ended		Six months ended
	Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Operating cash flow before change in non-cash working capital	122,028	55,878	269,567	141,486
Change in non-cash working capital	16,454	(31,321)	8,591	(45,650)
Cash generated from operating activities	138,482	24,557	278,158	95,836
Cash used in investing activities	(129,175)	(55,921)	(188,095)	(120,997)
Cash generated from (used in) financing activities	191,362	(45,123)	143,762	(21,878)
Effect of movement in exchange rates on cash	(1,287)	658	148	1,108
Increase (decrease) in cash	199,382	(75,829)	233,973	(45,931)

Cash Flow from Operating Activities

Cash generated from operating activities was $138.5 million during the second quarter of 2024, an increase of $113.9 million compared to the same period in 2023. Operating cash flow before change in non-cash working capital was $122.0 million during the second quarter of 2024, reflecting an increase of $66.1 million compared to the second quarter of 2023. The increase in operating cash flows before change in working capital was primarily the result of higher copper and gold sales volumes in part due to higher gold and copper grade zones at Lalor, higher realized gold metal prices as well as incremental contribution margin from the Copper Mountain mine. This was partially offset by a significant increase in cash taxes paid of $21.6 million mainly at our Peru operations, compared to the same period in 2023.

Year-to-date cash generated from operating activities was $278.2 million in 2024, an increase of $182.3 million compared to 2023. Operating cash flow before changes in non-cash working capital for the first half of 2024 was $269.6 million, an increase of $128.1 million compared to 2023. The increase in operating cash flow before changes in working capital is mostly attributable to the same reasons as outlined above in the quarterly variance.

Cash Flow from Investing and Financing Activities

During the second quarter of 2024, we generated $62.2 million in investing and financing activities, primarily driven by $386.2 million of proceeds from equity issuance, net of transaction and issuance costs, $2.9 million of interest income received and $1.1 million net proceeds from exercise of stock options and warrants. These cash inflows were partially offset by $90.0 million in repayments on our revolving credit facilities, $89.5 million in capital expenditures, $40.0 million in short-term investments, $33.8 million of our senior unsecured notes repurchased, net of discount, $32.4 million in interest paid on our long-term debt, a $24.0 million repayment of our gold prepayment liability, $10.5 million in capitalized lease and equipment financing payments, $5.3 million in other financing costs mainly related to our Credit Facilities and withholding taxes and $2.6 million in community agreement payments.

Year-to-date, we spent $44.3 million in investing and financing activities, primarily driven by $151.9 million in capital expenditures, $100.0 million in repayments on our revolving credit facilities, $45.4 million repayment of our gold prepayment liability, $40.0 million in short-term investments, $33.8 million of our senior unsecured notes repurchased, net of discount, $33.3 million in interest paid on our long-term debt,  $19.1 million in capitalized lease and equipment financing payments, $10.6 million in other financing costs mainly related to our Credit Facilities and withholding taxes, $4.0 million in community agreement payments and $2.6 million of dividends paid. These cash outflows were partially offset by $386.2 million of proceeds from equity issuance, net of transaction and issuance costs, $7.7 million of interest income and grants received and $2.4 million net proceeds from exercise of stock options and warrants.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended		Six months ended		Guidance
	Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023	Annual
(in $ millions)					2024[2]
Peru sustaining capital expenditures[1]	29.5	28.7	54.7	57.8	130.0
Manitoba sustaining capital expenditures	14.6	12.5	24.3	24.1	55.0

British Columbia sustaining capital expenditures[3]	36.9	-	53.2	-	105.0
Total sustaining capital expenditures	81.0	41.2	132.2	81.9	290.0
Arizona capitalized costs	5.4	5.5	9.8	11.6	20.0
Peru growth capitalized expenditures	0.1	9.9	0.2	11.7	2.0
Manitoba growth capitalized expenditures	1.6	5.1	3.3	13.5	10.0
British Columbia growth capitalized costs[3]	0.7	-	1.0	-	5.0
Other capitalized costs[2]	27.8	7.3	46.2	10.2
Capitalized exploration	2.0	0.3	4.1	0.9	8.0
Total other capitalized expenditures	37.6	28.1	64.6	47.9
Total accrued capital additions	118.6	69.3	196.8	129.8

Reconciliation to cash capital additions:
Right-of-use asset and equipment financing additions	(22.5)	(4.1)	(37.7)	(4.7)
Grants received	-	-	2.4	-
Community agreement additions	-	(1.8)	(1.8)	(1.7)
Change in capital accruals and other	(6.6)	2.5	(7.9)	7.4
Acquisition of property, plant & equipment - cash	89.5	65.9	151.8	130.8

1 Peru sustaining capital expenditures include capitalized stripping costs.

2 Other capitalized costs primarily include right-of-use lease and equipment financing additions, which are excluded from guidance in 2024, in addition to non-cash deferred stripping.

3 British Columbia operations represented on a 100% basis and for the period since the acquisition completion date of June 20, 2023. Hence, there are no comparatives figures for the three and six months ended June 30, 2023.

For the three and six months ended June 30, 2024, total capital additions increased by $49.3 million and $67.0 million, respectively, compared to the same period in 2023, primarily due to new sustaining capital expenditures at the Copper Mountain mine and higher capitalized right of use assets and leases, partially offset by reduced sustaining and growth capital expenditures in Manitoba and Peru.

Sustaining capital expenditures in Manitoba for the three and six months ended June 30, 2024 were $14.6 million and $24.3 million, respectively, representing an increase of $2.1 million and $0.2 million, respectively, compared to the same period in 2023 due to increased mobile equipment spending at Lalor and purchase of external crusher equipment at Stall, partially offset by lower capital development at Lalor in the period. Sustaining capital expenditures in Peru for the three and six months ended June 30, 2024 were $29.5 million and $54.7 million, respectively, representing an increase of $0.8 million and a decrease of $3.1 million, respectively, compared to the same period in 2023. Sustaining capital expenditures in British Columbia for the three and six months ended June 30, 2024 were $36.9 million and $53.2 million, respectively, which included $19.7 million and $30.4 million of capitalized stripping related to our three year accelerated stripping campaign to access higher grade ore. The accelerated stripping campaign in British Columbia is expected to improve operating efficiencies and lower unit operating costs over the next three years.

Growth capital spending in Manitoba for the three and six months ended June 30, 2024 were $1.6 million and $3.3 million, respectively, representing a decrease of $3.5 million and $10.2 million, respectively, compared to the same period in 2023. The decrease mainly relates to the completion of the Stall mill recovery improvement project in 2023, partially offset by the execution of exploration at 1901 in 2024. Growth capital expenditures in Peru for the three and six months ended June 30, 2024 were $0.1 million and $0.2 million, respectively representing a decrease of $9.8 million and $11.5 million, respectively, compared to the same period in 2023. The decrease mainly relates to the completion of the copper recovery improvement project in 2023. Arizona's capital expenditures for the three and six months ended June 30, 2024 were $5.4 million and $9.8 million, respectively, mainly relate to ongoing carrying costs.

Other capitalized costs for the three and six months ended June 30, 2024 were $27.8 million and $46.2 million, respectively which are mostly made up of non-cash capitalized lease and equipment financing additions.

Capitalized exploration for the three and six months ended June 30, 2024 were $2.0 million and $4.1 million, respectively.

Capital Commitments

As at June 30, 2024, we had outstanding capital commitments in Canada of approximately $19.3 million, of which $7.2 million can be terminated, approximately $63.1 million in Peru primarily related to sustaining capital commitments and exploration option agreements, all of which can be terminated, and approximately $34.5 million in Arizona, primarily related to our Copper World project, none of which can be terminated.

Contractual Obligations

The following table summarizes our significant contractual obligations as at June 30, 2024:

	Total	Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)
Long-term debt obligations[1]	1,400.2	65.3	686.7	648.2	0.0
Gold prepayment obligation[2]	15.9	15.9	-	-	-
Equipment Financing and lease obligations	176.8	68.1	69.6	26.6	12.5
Purchase obligation - capital commitments	117.0	56.2	45.0	15.8	-
Purchase obligation - other commitments[3]	1,451.0	466.7	389.1	134.1	461.1
Pension and other employee future benefits obligations[2]	108.8	7.6	13.2	8.7	79.3
Community agreement obligations[4,5]	89.6	21.9	11.8	7.8	48.1
Decommissioning and restoration obligations[5]	482.5	3.5	13.0	7.4	458.6
Total	3,841.8	705.2	1,228.4	848.6	1,059.6

1 Long-term debt obligations include scheduled interest payments, as well as principal repayments

2 Discounted.

3 Primarily made up of trades payables, accrued liabilities, long-term agreements with operational suppliers, obligations for power purchases, concentrate handling, fleet and port services, as well as deferred consideration arising from the acquisition of Rosemont's minority interest.

4 Represents community agreement obligations and various finalized land user agreements, including Pampacancha.

5 Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

- A profit-sharing plan with most Manitoba employees;

- A profit-sharing plan with all Peru employees;

- Wheaton precious metals stream agreement for the Constancia mine;

- Government royalty payments related to the Constancia mines; and,

- Participation agreements related to the Copper Mountain mine.

Outstanding Share Data

As of August 9, 2024, the final trading day prior to the date of this MD&A, there were 393,602,379 common shares of Hudbay issued and outstanding. In addition, there were 2,578,660 stock options and 351,912 common share purchase warrants outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

A detailed quarterly and annual summary of financial and operating performance can be found in the "Summary of Results" section at the end of this MD&A. The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

(in $ millions, except per share amounts, production on a copper equivalent basis and average realized copper price)	2024		2023				2022
	Q2	Q1	Q4[2]	Q3	Q2	Q1	Q4[2]	Q3
Production on a copper equivalent basis (tonnes)	47,164	62,120	77,951	71,335	37,530	38,614	45,454	42,099
Average realized copper price ($/lb)	4.56	3.91	3.77	3.77	3.89	3.98	3.61	3.47
Revenue	425.5	525.0	602.2	480.5	312.2	295.2	321.2	346.2
Gross profit	77.6	152.0	196.8	106.4	22.9	66.5	69.7	32.4
Earnings (loss) before tax	0.4	67.8	81.0	84.1	(30.7)	17.4	(14.3)	(0.3)
Net earnings (loss)	(20.4)	18.5	33.5	45.5	(14.9)	5.5	(17.4)	(8.1)
Net (loss) earnings - attributable	(16.6)	22.4	30.7	45.1	(14.9)	5.5	(17.4)	(8.1)
Adjusted net earnings (loss)[1] - attributable	0.1	59.4	68.6	24.3	(18.3)	0.1	2.6	(12.4)
Earnings (loss) per share attributable:
Basic and diluted	(0.05)	0.06	0.09	0.13	(0.05)	0.02	(0.07)	(0.03)
Adjusted net earnings (loss)[1] per share - attributable	0.00	0.17	0.20	0.07	(0.07)	0.00	0.01	(0.05)
Operating cash flow before change in non-cash working capital	122.0	147.5	246.5	182.0	55.9	85.6	109.1	81.6
Adjusted EBITDA[1]	145.0	214.2	274.4	190.7	81.2	101.9	124.7	99.3
Adjusted EBITDA LTM[1]	824.3	760.5	647.8	498.5	407.1	467.3	475.9	531.7

1 Adjusted net earnings (loss) - attributable to owners, adjusted net earnings (loss) per share - attributable to owners, adjusted EBITDA, and adjusted EBITDA last twelve months ("LTM") are non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

On a quarterly basis, the Company's revenue is primarily impacted by metal prices, production mix and sales volumes of the key metals we produce. In addition to these factors, gross profit, net earnings (loss) attributable, earnings (loss) per share attributable, operating cash flow before change in non-cash working capital and adjusted EBITDA are also impacted by input costs. Net earnings (loss) and earnings (loss) per share are further impacted by net finance expense and re-evaluation adjustments of our closed site environmental provision.

The Company's results have also been impacted by the acquisition of Copper Mountain in June 2023.

During the second quarter of 2024, realized copper and gold prices continue to climb which overcame the decline in sales volumes of concentrate compared to the first quarter of 2024. Expected lower mined grades observed for the same metals in Peru and Manitoba were the primary factor for the decline in production since the first quarter of the year. Cost control remained favourable as we continued to track within cost guidance given the expected cadence in the year's production profile. Higher mining taxes continued as we experienced higher profitability over the past several quarters. Lastly, volatile inter-period copper and gold prices led to relatively high mark-to-market adjustments for our strategic non-QP hedging program and high share prices for our common shares led to higher share-based compensation expenses. This led to a total of $19.5 million in mark-to-market adjustments to be added back in our adjusted net earnings - attributable to owners measure.

The first quarter of 2024 and the fourth quarter of 2023 reflected the continuation of strong copper, gold and silver production that commenced in the third quarter of 2023. The increase in copper, gold and silver prices in the first quarter of 2024 also contributed to strong revenue and profitability in the quarter.

Third quarter of 2023 results reflected significantly higher copper and gold production and sales volumes from the high grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor resulting in a significant increase in our revenues, gross profits and earnings.

The second quarter of 2023 benefited from the drawdown of higher-than-normal unsold copper concentrate inventory levels in Peru that had built up due to supply chain disruptions during a short period of social and political unrest in the first quarter of 2023.

Gold prices during the first quarter of 2023 averaged levels not seen since 2020, which positively impacted gross profit during the quarter. Social and political unrest in Peru resulted in road blockades causing logistics and supply chain disruptions until mid-February 2023 and led to a buildup of copper concentrate inventory above normal operating levels, affecting overall revenues and net earnings attributable in the first quarter.

Revenues for the fourth quarter of 2022 were negatively impacted by lower production due to planned maintenance programs at Lalor and Constancia, short-term changes in the mine plan in Peru and a build up of product inventory in Peru due to the aforementioned social unrest. The revenue impact of lower throughput was partially offset by higher commodity prices. Inflationary pressures on fuel, consumables and energy costs negatively impacting our production costs and margins.

Commodity prices declined during the third quarter of 2022 while growing inflationary pressures contributed to higher mine operating costs resulting in declines in our key financial metrics during the quarter.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, realized prices, net debt, net debt to adjusted EBITDA, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of gross profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess our financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess our financial leverage and debt capacity. Realized price is shown to understand the average realized price of metals sold to third parties in each reporting period. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. Combined unit cost is shown because we believe it helps investors and management assess our cost structure and margins that are not impacted by variability in by-product commodity prices.

Adjusted Net Earnings - Attributable

Adjusted net earnings attributable to owners represents net earnings (loss) excluding certain impacts such as mark-to-market adjustments, foreign exchange (gains) loss, revaluation adjustment - environmental provisions for closed sites, variable consideration adjustment related to stream agreements, impairment charges and reversal of impairment charges on assets, (gain) loss on disposal of assets, other items that are not indicative of the underlying operating performance of our core business; and tax effect and non-controlling interest of the previously discussed items. These measures are not necessarily indicative of net earnings (loss) as determined under IFRS. The following table provides a reconciliation of net earnings and non-controlling interest per the condensed consolidated interim statements of loss, to adjusted net earnings attributable to owners of the Company for the three and six months ended June 30, 2024 and 2023.

	Three months ended		Six months ended
(in $ millions)	Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Net earnings for the period	(20.4)	(14.9)	(1.8)	(9.5)
Tax expense (recovery)	20.8	(15.8)	70.0	(3.8)
Earnings (loss) before tax	0.4	(30.7)	68.2	(13.3)
Adjusting items:
Mark-to-market adjustments[1]	19.5	0.6	32.2	7.4
Foreign exchange loss (gain)	2.1	1.4	6.9	1.7
Re-evaluation adjustment - environmental provision2	(2.7)	(4.7)	(8.0)	(12.9)
Variable consideration adjustment - stream revenue and accretion	-	-	4.0	(5.0)
Inventory adjustments	-	0.9	-	0.9
Acquisition related costs	-	6.8	-	6.8
Restructuring charges	0.3	-	1.2	-
Reduction of obligation to renounce flow-through expenditures	(0.3)	-	(1.0)	-
Loss on disposal of investments	-		-	0.7
Write-down/loss on disposal of PP&E	2.1	0.3	11.1	0.4
Adjusted earnings before income taxes	21.4	(25.4)	114.6	(13.3)
Tax (expense) recovery	(20.8)	15.8	(70.0)	3.8
Tax impact of adjusting items	(2.4)	(8.7)	11.2	(8.7)
Adjusted net earnings	(1.8)	(18.3)	55.8	(18.2)
Adjusted net earnings attributable to non-controlling interest:
Net loss for the period	3.8	-	7.6	-
Adjusting items, including tax impact	(1.9)	-	(3.9)	-
Adjusted net earnings - attributable to owners	0.1	(18.3)	59.5	(18.2)
Adjusted net earnings (loss) ($/share) - attributable to owners	0.00	(0.07)	0.17	(0.07)
Basic weighted average number of common shares outstanding (millions)	368.3	272.2	359.6	267.2

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through net earnings and share-based compensation (recoveries) expenses.

2 Changes from movements to environmental reclamation provisions are primarily related to the Flin Flon operations, which were fully depreciated as of June 30, 2022, as well as other Manitoba non-operating sites.

After adjusting reported net earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings - attributable in the second quarter of 2024 of $0.1 million or nil earnings per share.

Adjusted EBITDA

Adjusted EBITDA is earnings before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. We calculate adjusted EBITDA by excluding certain adjustments included within our adjusted net earnings attributable measure which we believe reflects the underlying performance of our core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of our operations. However, our adjusted EBITDA is not the measure defined as EBITDA under our senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for earnings or as a better measure of liquidity than operating cash flow, which are calculated in accordance with IFRS. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of earnings per the condensed consolidated interim statements of loss, to adjusted EBITDA for the three and six months ended June 30, 2024 and 2023:

	Three months ended		Six months ended
(in $ millions)	Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Net loss for the period	(20.4)	(14.9)	(1.8)	(9.5)
Add back:
Tax expense	20.8	(15.8)	70.0	(3.8)
Net finance expense	44.3	30.5	88.3	65.5
Other expense	11.2	13.9	27.5	18.9
Depreciation and amortization	97.6	88.7	206.9	156.1
Amortization of deferred revenue and variable consideration adjustment	(11.5)	(18.1)	(34.7)	(34.0)
Adjusting items (pre-tax):
Re-evaluation gain - environmental provision	(2.7)	(4.7)	(8.0)	(12.9)
Inventory adjustments	-	0.9	-	0.9
Option agreement proceeds (Marubeni)	-	-	(0.4)	-
Realized loss on non-QP hedges	(2.6)	-	(2.6)	-
Share-based compensation expense [1]	8.3	0.7	14.0	1.9
Adjusted EBITDA	145.0	81.2	359.2	183.1

1 Share-based compensation expense reflected in cost of sales and selling and administrative expenses.

Net Debt

The following table presents our calculation of net debt as at June 30, 2024 and December 31, 2023:

(in $ thousands)	Jun. 30, 2024	Dec. 31, 2023
Total long-term debt	1,155,575	1,287,536
Cash and cash equivalents	(483,767)	(249,794)
Short-term investments	(40,000)	-
Net debt	631,808	1,037,742

Net Debt to Adjusted EBITDA Ratio

The following table presents our calculation of net debt to adjusted EBITDA, both metrics have been reconciled above to the most comparable IFRS measure, as at June 30, 2024 and December 31, 2023:

(in $ millions, except net debt to adjusted EBITDA ratio)	Jun. 30, 2024	Dec. 31, 2023
Net debt	631.8	1,037.7
Adjusted EBITDA for the last twelve months	824.3	647.8
Net debt to adjusted EBITDA	0.8	1.6

The following table presents the reconciliation of Net earnings per the condensed consolidated interim statements of loss, to adjusted EBITDA for the last twelve months ended June 30, 2024 and December 31, 2023:

	12 months ended
(in $ millions)	Jun. 30, 2024	Dec. 31, 2023
Net earnings for the period	77.1	69.5
Add back:
Tax expense	156.3	82.3
Net finance expense	168.1	145.3
Other expense	47.0	38.3
Depreciation and amortization	442.6	391.7
Amortization of deferred revenue and variable consideration adjustment	(78.0)	(77.3)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	(6.4)	(11.4)
Inventory adjustments	1.4	2.3
Option agreement proceeds (Marubeni)	(0.4)	-
Realized loss on non-QP hedges	(2.6)	-
Share-based compensation expense [1]	19.2	7.1
Adjusted EBITDA for the last twelve months	824.3	647.8

1 Share-based compensation expense reflected in cost of sales and selling and administrative expenses.

The following table presents our calculation of the last twelve months adjusted EBITDA:

	Three months ended				LTM[1]
Trailing Adjusted EBITDA (in $ millions)	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023	Sept. 30, 2023
Net (loss) earnings for the period	(20.4)	18.5	33.5	45.5	77.1
Add back:
Tax expense	20.8	49.3	47.5	38.7	156.3
Net finance expense	44.3	44.0	48.9	30.9	168.1
Other expenses	11.2	16.3	10.6	8.9	47.0
Depreciation and amortization	97.6	109.3	121.9	113.8	442.6
Amortization of deferred revenue and variable consideration adjustment	(11.5)	(23.2)	(26.5)	(16.8)	(78.0)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	(2.7)	(5.3)	34.0	(32.4)	(6.4)
Inventory adjustments	-	-	1.4	-	1.4
Realized loss on non-QP hedges	(2.6)	-	-	-	(2.6)
Option agreement proceeds	-	(0.4)	-	-	(0.4)
Share-based compensation expenses[2]	8.3	5.7	3.1	2.1	19.2
Adjusted EBITDA	145.0	214.2	274.4	190.7	824.3

1 LTM (last twelve months) as of June 30, 2024.

2 Share-based compensation expense reflected in cost of sales and administrative expenses.

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

- Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, affected by the relative mix of copper concentrate and zinc concentrate production, where an increase in production of zinc concentrate will tend to result in an increase in cash cost under this measure.

- Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

- Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

- All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing sites. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three and six months ended June 30, 2024 and 2023. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Six months ended
Net pounds of copper produced[1]
(in thousands)	Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Peru	42,366	38,982	96,547	84,215
Manitoba	5,825	6,160	12,767	10,668
British Columbia[2]	14,813	-	30,298	-
Net pounds of copper produced	63,004	45,142	139,612	94,883

1 Contained copper in concentrate.

2 The net pounds of copper produced for British Columbia are only included from the date of acquisition of June 20, 2023. There are no comparative figures for the three and six months ended June 30, 2023.

Consolidated	Three months ended				Six months ended
	Jun. 30, 2024		Jun. 30, 2023		Jun. 30, 2024		Jun. 30, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	260,644	4.13	208,615	4.62	539,293	3.86	397,018	4.18
By-product credits	(188,671)	(2.99)	(136,417)	(3.02)	(455,359)	(3.26)	(282,528)	(2.97)
Cash cost, net of by-product credits	71,973	1.14	72,198	1.60	83,934	0.60	114,490	1.21

Consolidated	Three months ended				Six months ended
	Jun. 30, 2024		Jun. 30, 2023		Jun. 30, 2024		Jun. 30, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	93,049	1.47	73,335	1.62	195,182	1.40	137,873	1.45
Milling	88,065	1.40	69,869	1.55	171,539	1.23	130,908	1.38
G&A	35,240	0.56	20,975	0.47	73,580	0.52	47,530	0.50
Onsite costs	216,354	3.43	164,179	3.64	440,301	3.15	316,311	3.33
Treatment & refining	22,562	0.36	26,670	0.59	50,226	0.36	45,165	0.48
Freight & other	21,728	0.34	17,766	0.39	48,767	0.35	35,542	0.37
Cash cost, before by-product credits	260,644	4.13	208,615	4.62	539,294	3.86	397,018	4.18

Consolidated	Three months ended				Six months ended
	Jun. 30, 2024		Jun. 30, 2023		Jun. 30, 2024		Jun. 30, 2023
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Zinc	14,916	0.23	21,896	0.48	29,505	0.21	39,270	0.41
Gold[3]	136,189	2.16	86,026	1.91	346,011	2.48	179,505	1.89
Silver[3]	18,088	0.29	17,281	0.38	41,127	0.29	29,279	0.31
Molybdenum & other	19,478	0.31	11,214	0.25	38,716	0.28	34,474	0.36
Total by-product credits	188,671	2.99	136,417	3.02	455,359	3.26	282,528	2.97
Reconciliation to IFRS:
Cash cost, net of by-product credits	71,973		72,198		83,934		114,490
By-product credits	188,671		136,417		455,359		282,528
Treatment and refining charges	(22,562)		(26,670)		(50,226)		(45,165)
Inventory adjustments	-		906		-		906
Share-based compensation expense	613		60		963		139
Change in product inventory	9,982		15,114		19,536		5,705
Royalties	1,570		2,578		4,442		3,284
Depreciation and amortization[4]	97,646		88,670		206,919		156,092
Cost of sales[5]	347,893		289,273		720,927		517,979

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 34 of this MD&A for these figures.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the six months ended June 30, 2024 the variable consideration adjustments amounted loss of $3,849 (six months ended June 30, 2023 - income of $4,885).

4 Depreciation is based on concentrate sold.

5 As per consolidated interim financial statements.

Peru	Three months ended		Six months ended
(in thousands)	Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Net pounds of copper produced[1]	42,366	38,982	96,547	84,215

1 Contained copper in concentrate.

Peru	Three months ended				Six months ended
	Jun. 30, 2024		Jun. 30, 2023		Jun. 30, 2024		Jun. 30, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	31,306	0.74	31,654	0.81	60,526	0.63	58,440	0.69
Milling	51,335	1.21	54,676	1.40	94,959	0.98	100,867	1.20
G&A	19,349	0.46	14,867	0.38	42,441	0.44	31,333	0.37
Onsite costs	101,990	2.41	101,197	2.59	197,926	2.05	190,640	2.26
Treatment & refining	11,081	0.26	17,097	0.44	26,056	0.27	27,700	0.33
Freight & other	12,593	0.30	12,424	0.32	29,173	0.30	24,851	0.30
Cash cost, before by-product credits	125,664	2.97	130,718	3.35	253,155	2.62	243,191	2.89
By-product credits	(50,251)	(1.19)	(47,193)	(1.21)	(154,580)	(1.60)	(98,092)	(1.17)
Cash cost, net of by-product credits	75,413	1.78	83,525	2.14	98,575	1.02	145,099	1.72

Peru	Three months ended				Six months ended
	Jun. 30, 2024		Jun. 30, 2023		Jun. 30, 2024		Jun. 30, 2023
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Gold[3]	21,550	0.51	21,638	0.55	91,083	0.94	40,939	0.49
Silver[3]	9,704	0.23	14,341	0.37	25,254	0.26	22,918	0.27
Molybdenum	18,997	0.45	11,214	0.29	38,243	0.40	34,235	0.41
Total by-product credits	50,251	1.19	47,193	1.21	154,580	1.60	98,092	1.17
Reconciliation to IFRS:
Cash cost, net of by-product credits	75,413		83,525		98,575		145,099
By-product credits	50,251		47,193		154,580		98,092
Treatment and refining charges	(11,081)		(17,097)		(26,056)		(27,700)
Share-based compensation expenses	199		29		315		15
Change in product inventory	1,101		27,078		15,178		15,943
Royalties	929		2,479		3,047		3,144
Depreciation and amortization[4]	58,860		67,340		129,890		109,300
Cost of sales[5]	175,672		210,547		375,529		343,893

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 34 of this MD&A.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per consolidated interim financial statements.

British Columbia[2]	Three months ended	Six months ended
(in thousands)	Jun. 30, 2024	Jun. 30, 2024
Net pounds of copper produced[1]	14,813	30,298

1 Contained copper in concentrate.

2 Copper Mountain mine results are states at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the three and six months ended June 30, 2023.

British Columbia[5]	Three months ended		Six months ended
	Jun. 30, 2024		Jun. 30, 2024
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	19,463	1.31	48,016	1.58
Milling	21,508	1.45	44,882	1.48
G&A	5,442	0.37	9,344	0.31
Onsite costs	46,413	3.13	102,242	3.37
Treatment & refining	4,199	0.29	7,675	0.25
Freight & other	3,461	0.23	7,755	0.26
Cash cost, before by-product credits	54,073	3.65	117,672	3.88
By-product credits	(14,523)	(0.98)	(24,066)	(0.79)
Cash cost, net of by-product credits	39,550	2.67	93,606	3.09

British Columbia[5]	Three months ended		Six months ended
	Jun. 30, 2024		Jun. 30, 2024
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Gold	12,204	0.82	19,768	0.65
Silver	2,319	0.16	4,298	0.14
Total by-product credits	14,523	0.98	24,066	0.79
Reconciliation to IFRS:
Cash cost, net of by-product credits	39,550		93,606
By-product credits	14,523		24,066
Treatment and refining charges	(4,199)		(7,675)
Share-based compensation expenses	-		-
Change in product inventory	11,290		7,325
Royalties	641		1,395
Depreciation and amortization[3]	14,042		25,691
Cost of sales[4]	75,847		144,408

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 34 of this MD&A.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements

5 Copper Mountain mine results are states at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the three and six months ended June 30, 2023.

Consolidated	Three months ended				Three months ended
	Jun. 30, 2024		Jun. 30, 2023		Jun. 30, 2024		Jun. 30, 2023
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	71,973	1.14	72,198	1.60	83,935	0.60	114,490	1.21
Cash sustaining capital expenditures	92,973	1.48	48,253	1.07	155,287	1.11	96,121	1.01
Capitalized exploration	300	0.00	-	-	2,400	0.02	-	-
Royalties	1,570	0.03	2,578	0.06	4,442	0.03	3,284	0.03
Sustaining cash cost, net of by-product credits	166,816	2.65	123,029	2.73	246,064	1.76	213,895	2.25
Corporate selling and administrative expenses & regional costs	19,771	0.32	9,603	0.21	37,865	0.27	19,818	0.21
Accretion and amortization of decommissioning and community agreements[1]	6,544	0.10	1,792	0.04	10,550	0.08	3,750	0.04
All-in sustaining cash cost, net of by-product credits	193,131	3.07	134,424	2.98	294,479	2.11	237,463	2.50
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	75,223		47,574		121,443		81,128
Capitalized stripping net additions	43,374		21,640		75,357		48,624
Total accrued capital additions	118,597		69,214		196,800		129,752
Less other non-sustaining capital costs[2]	37,665		28,006		64,647		47,856
Total sustaining capital costs	80,932		41,208		132,153		81,896
Capitalized lease & equipment financing cash payments - operating sites	9,575		4,374		17,849		9,076
Community agreement cash payments	678		1,290		1,478		2,479
Accretion and amortization of decommissioning and restoration obligations [3]	1,788		1,381		3,807		2,670
Cash sustaining capital expenditures	92,973		48,253		155,287		96,121

1 Includes accretion of decommissioning liability relating to non-producing sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions and growth capital expenditures.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three months ended				Six months ended
	Jun. 30, 2024		Jun. 30, 2023		Jun. 30, 2024		Jun. 30, 2023
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	75,413	1.78	83,525	2.14	98,575	1.02	145,099	1.72
Cash sustaining capital expenditures	33,801	0.80	33,425	0.86	63,581	0.66	66,989	0.80
Capitalized exploration[1]	300	0.01	-	-	2,400	0.03	-	-
Royalties	929	0.02	2,479	0.06	3,047	0.03	3,144	0.04
Sustaining cash cost per pound of copper produced	110,443	2.61	119,429	3.06	167,603	1.74	215,232	2.56

1 Only includes exploration costs incurred for locations near to existing mine operations.

British Columbia[1]	Three months ended		Six months ended
	Jun. 30, 2024		Jun. 30, 2024
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	39,550	2.67	93,606	3.09
Cash sustaining capital expenditures	42,109	2.84	62,471	2.06
Royalties	641	0.05	1,395	0.05
Sustaining cash cost per pound of copper produced	82,300	5.56	157,472	5.20

1 Copper Mountain mine results are states at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the three months ended June 30, 2023.

Gold Cash Cost and Gold Sustaining Cash Cost

Cash cost per ounce of gold produced ("gold cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates gold as the primary metal of production as it represents a substantial component of revenues for our Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

- Gold cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only ounces of gold produced, the assumed primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals.

- Gold cash cost, net of by-product credits - In order to calculate the net cost to produce and sell gold, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than gold. The by-product revenues from copper, zinc, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell gold would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum gold price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at our Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside gold prices, the gold cash cost net of by-product credits would increase, requiring a higher gold price than that reported to maintain positive cash flows and operating margins.

- Gold sustaining cash cost, net of by-product credits - This measure is an extension of gold cash cost that includes cash sustaining capital expenditures, capitalized exploration, net smelter returns royalties, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than gold cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of gold cash cost and gold sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between gold cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three and six months ended June 30, 2024 and 2023. Gold cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended		Six months ended
(in thousands)	Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Net ounces of gold produced[1]	43,488	35,253	100,319	71,287

1 Contained gold in concentrate and doré.

Manitoba	Three months ended				Six months ended
	Jun. 30, 2024		Jun. 30, 2023		Jun. 30, 2024		Jun. 30, 2023
Cash cost per ounce of gold produced	$000s	$/oz1	$000s	$/oz1	$000s	$/oz1	$000s	$/oz1
Mining	42,280	973	41,681	1,182	86,640	864	79,433	1,114
Milling	15,222	350	15,193	431	31,698	316	30,041	422
G&A	10,449	240	6,108	173	21,795	217	16,197	227
Onsite costs	67,951	1,563	62,982	1,786	140,133	1,397	125,671	1,763
Treatment & refining	7,282	167	9,573	271	16,495	164	17,465	245
Freight & other	5,674	130	5,342	152	11,839	118	10,691	150
Cash cost, before by-product credits	80,907	1,860	77,897	2,209	168,467	1,679	153,827	2,158
By-product credits	(47,386)	(1,090)	(39,218)	(1,112)	(93,120)	(928)	(81,349)	(1,141)
Gold cash cost, net of by-product credits	33,521	771	38,679	1,097	75,347	751	72,478	1,017

Manitoba	Three months ended				Six months ended
Supplementary cash cost information	Jun. 30, 2024		Jun. 30, 2023		Jun. 30, 2024		Jun. 30, 2023
	$000s	$/oz [1]	$000s	$/oz1	$000s	$/oz [1]	$000s	$/oz [1]
By-product credits[2]:
Copper	25,932	596	14,382	408	51,567	514	35,479	498
Zinc	14,916	343	21,896	621	29,505	294	39,270	551
Silver	6,065	140	2,940	83	11,575	115	6,361	89
Other	473	11	-	-	473	5	239	3
Total by-product credits	47,386	1,090	39,218	1,112	93,120	928	81,349	1,141
Reconciliation to IFRS:
Cash cost, net of by-product credits	33,521		38,679		75,347		72,478
By-product credits	47,386		39,218		93,120		81,349
Treatment and refining charges	(7,282)		(9,573)		(16,495)		(17,465)
Share-based compensation expenses	414		31		648		124
Inventory adjustments	-		906		-		906
Change in product inventory	(2,409)		(11,964)		(2,967)		(10,238)
Royalties	-		99		-		140
Depreciation and amortization[3]	24,744		21,330		51,338		46,792
Cost of sales[4]	96,374		78,726		200,991		174,086

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 34 of this MD&A.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

Manitoba	Three months ended				Three months ended
	Jun. 30, 2024		Jun. 30, 2023		Jun. 30, 2024		Jun. 30, 2023
Sustaining cash cost per ounce of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz	$000s	$/oz
Gold cash cost, net of by-product credits	33,521	771	38,679	1,097	75,347	751	72,478	1,017
Cash sustaining capital expenditures	17,063	392	14,828	421	29,235	291	29,132	409
Royalties	-	-	99	3	-	-	140	1
Sustaining cash cost per ounce of gold produced	50,584	1,163	53,606	1,521	104,582	1,042	101,750	1,427

Combined Unit Cost

Combined unit cost ("unit cost") and zinc plant unit cost is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our mining and milling operations. Combined unit cost is calculated by dividing the cost of sales by mill throughput. This measure is utilized by management and investors to assess our cost structure and margins and compare it to similar information provided by other companies in our industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices.

The tables below present a detailed combined unit cost for the Peru and Manitoba business units, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three and six months ended June 30, 2024 and 2023.

Peru	Three months ended		Six months ended
(in thousands except unit cost per tonne)	Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Combined unit cost per tonne processed
Mining	31,306	31,654	60,526	58,440
Milling	51,335	54,676	94,959	100,867
G&A1	19,349	14,867	42,441	31,333
Less: Other G&A2	(4,113)	458	(11,800)	(1,081)
Unit cost	97,877	101,655	186,126	189,559
Tonnes ore milled	7,719	7,223	15,797	14,887
Combined unit cost per tonne	12.68	14.07	11.78	12.73
Reconciliation to IFRS:
Unit cost	97,877	101,655	186,126	189,559
Freight & other	12,593	12,424	29,173	24,851
Other G&A	4,113	(458)	11,800	1,081
Share-based compensation expenses	199	29	315	15
Change in product inventory	1,101	27,078	15,178	15,943
Royalties	929	2,479	3,047	3,144
Depreciation and amortization	58,860	67,340	129,890	109,300
Cost of sales[3]	175,672	210,547	375,529	343,893

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per consolidated interim financial statements.

Manitoba	Three months ended		Six months ended
(in thousands except tonnes ore milled and unit cost per tonne)	Jun. 30, 2024	Jun. 30, 2024	Jun. 30, 2024	Jun. 30, 2023
Combined unit cost per tonne processed
Mining	42,280	41,681	86,640	79,433
Milling	15,222	15,193	31,698	30,041
G&A1	10,449	6,108	21,795	16,197
Less: Other G&A related to profit sharing costs	(3,428)	(682)	(7,560)	(1,820)
Unit cost	64,523	62,300	132,573	123,851
USD/CAD implicit exchange rate	1.38	1.34	1.37	1.35
Unit cost - C$	89,336	83,659	181,084	166,853
Tonnes ore milled	397,426	380,538	787,193	766,199
Combined unit cost per tonne - C$	225	220	230	218
Reconciliation to IFRS:
Unit cost	64,523	62,300	132,573	123,851
Freight & other	5,674	5,342	11,839	10,691
Other G&A related to profit sharing	3,428	682	7,560	1,820
Share-based compensation expenses	414	31	648	124
Inventory adjustments	-	906	-	906
Change in product inventory	(2,409)	(11,964)	(2,967)	(10,238)
Royalties	-	99	-	140
Depreciation and amortization	24,744	21,330	51,338	46,792
Cost of sales[2]	96,374	78,726	200,991	174,086

1 G&A as per cash cost reconciliation above.

2 As per consolidated interim financial statements.

British Columbia[3]	Three months ended	Six months ended
(in thousands except unit cost per tonne)	Jun. 30, 2024	Jun. 30, 2024
Combined unit cost per tonne processed
Mining	19,463	48,016
Milling	21,508	44,882
G&A1	5,442	9,344
Unit cost	46,413	102,242
USD/CAD implicit exchange rate	1.36	1.35
Unit cost - C$	63,522	138,810
Tonnes ore milled	3,232	6,413
Combined unit cost per tonne C$	19.65	21.65
Reconciliation to IFRS:
Unit cost	46,413	102,242
Freight & other	3,461	7,755
Change in product inventory	11,290	7,325
Royalties	641	1,395
Depreciation and amortization	14,042	25,691
Cost of sales[2]	75,847	144,408

1 G&A as per cash cost reconciliation above.

2 As per consolidated interim financial statements.

3 Copper Mountain mine results are states at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the three and six months ended June 30, 2023.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations adopted

For information on new standards and interpretations adopted, refer to note 3 of our June 30, 2024 consolidated interim financial statements.

Estimates and judgements

The preparation of the consolidated interim financial statements in accordance with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

For more information on judgements and estimates, refer to note 2 of our June 30, 2024 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated interim financial statements for external purposes in accordance with IFRS.

After the closing of the Copper Mountain acquisition on June 20, 2023, management determined to temporarily limit the scope of design of disclosure controls and procedures ("DC&P") and ICFR to exclude controls, policies and procedures of Copper Mountain. This scope of limitation was permitted in accordance with section 3.3(1)(b) of NI 52-109 and SEC staff guidance, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the Chief Executive Officer's and Chief Financial Officer's certification of interim filings relate. As of June 20, 2024, this temporary limitation ceased to apply and, as of such date, the controls, policies and procedures in respect of Copper Mountain were no longer excluded from the scope of design of our DC&P and ICFR.

We did not make any changes to ICFR during the interim period ended June 30, 2024 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to our production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending and capital expenditures, our ability to stabilize and optimize the Copper Mountain mine operation, the fleet production ramp up plan at the Copper Mountain site and the expected benefits therefrom, our ability to complete business integration activities at the Copper Mountain mine, the implementation of stripping strategies in Peru and British Columbia and the expected benefits therefrom, the estimated timelines and pre-requisites for sanctioning the Copper World project and the pursuit of a potential minority joint venture partner, expectations regarding the permitting requirements for the Copper World project (including expected timing for receipt of such applicable permits), the expected benefits of Manitoba growth initiatives, including exploration drift at the 1901 deposit, our future deleveraging strategies and our ability to deleverage and repay debt as needed, the timing of any future payments to be made under the company's gold prepay liability, expectations regarding our cash balance and liquidity, our ability to increase the mining rate at Lalor, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, the advancement of the exploration program at Maria Reyna and Caballito and the status of the related drill permit application process, the ability to continue mining higher-grade ore in the Pampacancha pit and our expectations resulting therefrom, expectations regarding our ability to further reduce greenhouse gas emissions, our evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield and greenfield growth projects on our performance, anticipated expansion opportunities and extension of mine life in Snow Lake and our ability to find a new anchor deposit near our Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- the ability to achieve production, cost and capital and exploration expenditure guidance;

- the ability to achieve discretionary spending reductions without impacting operations;

- no significant interruptions to our operations due to social or political unrest in the regions we operate, including the navigation of the complex political and social environment in Peru;

- no interruptions to our plans for advancing the Copper World project, including with respect to timely receipt of applicable permits and the pursuit of a potential joint venture partner;

- our ability to successfully complete the integration and optimization of the Copper Mountain operations, achieve operating synergies and develop and maintain good relations with key stakeholders;

- the ability to execute on its exploration plans and to advance related drill plans;

- the ability to advance the exploration program at Maria Reyna and Caballito;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of our processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals we produce;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- no significant interruptions to operations due to adverse effects from extreme weather events, including but not limited to forest fires that may affect the regions in which we operate;

- the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

- the availability of additional financing, if needed;

- the ability to deleverage and repay debt as needed;

- the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the employees at our operations;

- maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;

- maintaining good relations with the communities in which we operate, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at our various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to our properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of our unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the ongoing business integration of Copper Mountain, the failure to effectively complete the integration and optimization of the Copper Mountain operations, political and social risks in the regions we operate, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of our projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to permitting, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, risks related to extreme weather events, including, forest fires that may affect the regions in which we operate and other severe storms, operational risks and hazards, including the cost of maintaining and upgrading our tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets and interest rates that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in our most recent Annual Information Form which is available on the company's SEDAR+ profile at www.sedarplus.ca and the company's EDGAR profile at www.sec.gov.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Person and NI 43-101

The technical and scientific information in this MD&A related to our material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Supplemental Information for Lalor Northwest Drill Holes

For further information regarding hole CH2302 and hole CH2406, please refer to the company's news releases dated July 27, 2023 and August 13, 2024, respectively.

SUMMARY OF HISTORICAL RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company.

		Q2 2024	Q1 2024	2023 [4]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [4]	Q4 2022	Q3 2022	Q2 2022
Consolidated Financial Condition ($000s)
Cash		$483,767	$284,385	$249,794	$249,794	$245,217	$179,734	$255,563	$225,665	$225,665	$286,117	$258,556
Total long-term debt		1,155,575	1,278,587	1,287,536	1,287,536	1,377,443	1,370,682	1,225,023	1,184,162	1,184,162	1,183,237	1,182,143
Net debt[1]		631,808	994,202	1,037,742	1,037,742	1,132,226	1,190,948	969,460	958,497	958,497	897,120	923,587
Consolidated Financial Performance ($000s except per share amounts)
Revenue		$425,520	$524,989	$1,690,030	$602,189	$480,456	$312,166	$295,219	$1,461,440	$321,196	$346,171	$415,454
Cost of sales		347,893	373,035	1,297,469	405,433	374,057	289,273	228,706	1,184,552	251,520	313,741	325,940
Earnings (loss) before tax		441	67,750	151,830	80,982	84,149	(30,731)	17,430	95,815	(14,287)	(263)	21,504
Net (loss) earnings		(20,377)	18,535	69,543	33,528	45,490	(14,932)	5,457	70,382	(17,441)	(8,135)	32,143
Net (loss) earnings attributable to owners[1]		(16,583)	22,358	66,367	30,717	45,125	(14,932)	5,457	6,567	(17,441)	(8,135)	32,143
Basic and diluted earnings (loss) per share attributable to owners		$(0.05)	$0.06	$0.21	$0.09	$0.13	$(0.05)	$0.02	$0.27	$(0.07)	$(0.03)	$0.12
Adjusted earnings (loss) per share attributable to owners [1]		$0.00	$0.17	$0.23	$0.20	$0.07	$(0.07)	$0.00	$0.10	$0.01	$(0.05)	$0.12
Operating cash flow before change in non-cash working capital		122,028	147,539	569,994	246,528	181,980	55,878	85,608	391,729	109,148	81,617	123,911
Adjusted EBITDA (in $ millions) [1]		145.0	214.2	647.8	274.4	190.7	81.2	101.9	475.9	124.7	99.3	141.4
Consolidated Operational Performance
Contained metal in concentrate and doré produced [2]
Copper	tonnes	28,578	34,749	131,691	45,450	41,964	21,715	22,562	104,173	29,305	24,498	25,668
Gold	ounces	58,614	90,392	310,429	112,776	101,417	48,996	47,240	219,700	53,920	53,179	58,645
Silver	ounces	738,707	947,917	3,575,234	1,197,082	1,063,032	612,310	702,809	3,161,294	795,015	717,069	864,853
Zinc	tonnes	8,087	8,798	34,642	5,747	10,291	8,758	9,846	55,381	6,326	9,750	17,053
Molybdenum	tonnes	369	397	1,566	397	466	414	289	1,377	344	437	390
Payable metal in concentrate and doré sold
Copper	tonnes	25,799	33,608	124,996	44,006	39,371	23,078	18,541	94,473	25,415	24,799	23,650
Gold	ounces	61,295	108,081	276,893	104,840	74,799	47,533	49,720	213,415	47,256	66,932	50,884
Silver	ounces	667,036	1,068,848	3,145,166	1,048,877	748,955	805,448	541,884	2,978,485	559,306	816,416	738,171
Zinc [3]	tonnes	5,133	6,119	28,779	7,385	7,125	8,641	5,628	59,043	8,230	12,714	20,793
Molybdenum	tonnes	347	415	1,462	468	426	314	254	1,352	421	511	208
Cash cost [1]	$/lb	$1.14	$0.16	$0.80	$0.16	$1.10	$1.60	$0.85	$0.86	$1.08	$0.58	$0.65
Sustaining cash cost [1]	$/lb	$2.65	$1.03	$1.72	$1.09	$1.89	$2.73	$1.83	$2.07	$2.21	$1.91	$1.87
All-in sustaining cash cost [1]	$/lb	$3.07	$1.32	$1.92	$1.31	$2.04	$2.98	$2.07	$2.26	$2.41	$2.16	$1.93

1Net debt, adjusted earnings (loss) per share attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

2 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

3 Includes refined zinc metal sold.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q2 2024	Q1 2024	2023 [5]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [5]	Q4 2022	Q3 2022	Q2 2022
Peru Operations
Constancia ore mined[1]	tonnes	5,277,654	2,559,547	9,265,954	973,176	1,242,198	3,647,399	3,403,181	25,840,435	5,614,918	6,300,252	7,017,114
Copper	%	0.29	0.31	0.32	0.30	0.30	0.31	0.34	0.35	0.40	0.36	0.33
Gold	g/tonne	0.03	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.05	0.04
Silver	g/tonne	2.50	2.79	2.53	2.26	2.91	2.49	2.52	3.40	3.48	3.38	3.53
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	1,288,789	2,214,354	14,756,416	5,556,613	5,894,013	2,408,495	897,295	8,319,250	3,771,629	2,488,928	1,211,387
Copper	%	0.41	0.56	0.51	0.56	0.53	0.36	0.49	0.33	0.37	0.29	0.29
Gold	g/tonne	0.20	0.32	0.33	0.32	0.30	0.34	0.52	0.29	0.29	0.23	0.28
Silver	g/tonne	3.83	4.64	4.28	4.84	4.22	2.81	5.12	4.06	3.84	4.30	4.25
Molybdenum	%	0.02	0.02	0.01	0.01	0.02	0.02	0.01	0.01	0.01	0.01	0.01
Strip Ratio		1.74	1.95	1.51	1.26	1.36	1.74	1.84	1.13	0.97	1.26	1.22
Ore milled	tonnes	7,718,962	8,077,962	30,720,929	7,939,044	7,895,109	7,223,048	7,663,728	30,522,294	7,795,735	7,742,020	7,770,706
Copper	%	0.30	0.36	0.39	0.48	0.43	0.31	0.33	0.34	0.41	0.34	0.32
Gold	g/tonne	0.07	0.15	0.16	0.25	0.21	0.09	0.08	0.09	0.12	0.08	0.09
Silver	g/tonne	2.85	3.48	3.62	4.20	3.75	2.78	3.69	3.58	3.93	3.48	3.64
Molybdenum	%	0.01	0.01	0.01	0.01	0.02	0.01	0.01	0.01	0.01	0.01	0.01
Copper recovery	%	83.1	84.9	84.2	87.4	85.2	80.0	81.7	85.0	85.1	84.5	85.0
Gold recovery	%	61.4	73.4	71.8	77.6	74.8	61.1	56.8	63.6	69.6	61.9	60.3
Silver recovery	%	63.9	70.7	70.0	78.0	73.2	65.1	60.7	65.7	66.5	65.2	64.2
Molybdenum recovery	%	46.3	43.2	35.8	33.6	37.2	40.5	34.8	34.8	37.7	41.0	38.8
Contained metal in concentrate
Copper	tonnes	19,217	24,576	100,487	33,207	29,081	17,682	20,517	89,395	27,047	22,302	20,880
Gold	ounces	10,672	29,144	114,218	49,418	40,596	12,998	11,206	58,229	20,860	12,722	13,858
Silver	ounces	450,833	639,718	2,505,229	836,208	697,211	419,642	552,167	2,309,352	655,257	564,299	584,228
Molybdenum	tonnes	369	397	1,566	397	466	414	289	1,377	344	437	390
Payable metal sold
Copper	tonnes	16,806	23,754	96,213	31,200	27,490	21,207	16,316	79,805	23,789	20,718	18,473
Gold	ounces	13,433	42,677	97,176	38,114	32,757	14,524	11,781	49,968	15,116	11,970	8,430
Silver	ounces	400,302	753,707	2,227,419	703,679	460,001	671,532	392,207	2,045,678	411,129	513,470	484,946
Molybdenum	tonnes	347	415	1,462	468	426	314	254	1,352	421	511	208
Unit cost [2,3,4]	$/tonne	$12.68	$10.92	$12.47	$12.24	$12.20	$14.07	$11.47	$12.78	$13.64	$13.06	$12.02
Peru cash cost[3]	$/lb	$1.78	$0.43	$1.07	$0.54	$0.83	$2.14	$1.36	$1.58	$1.34	$1.68	$1.82
Peru sustaining cash cost[3]	$/lb	$2.61	$1.06	$1.81	$1.21	$1.51	$3.06	$2.12	$2.35	$2.09	$2.46	$2.62

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

4 2022 combined unit costs exclude COVID-19 related costs.

5 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q2 2024	Q1 2024	2023 [1]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [1]	Q4 2022	Q3 2022	Q2 2022
Manitoba Operations
Lalor ore mined	tonnes	385,478	407,708	1,526,729	372,384	367,491	413,255	373,599	1,516,203	369,453	347,345	412,653
Copper	%	0.69	0.84	0.86	1.04	1.02	0.81	0.57	0.73	0.73	0.71	0.70
Zinc	%	2.76	2.92	3.00	2.20	3.31	3.14	3.32	3.14	2.17	3.27	3.06
Gold	g/tonne	3.75	4.84	4.74	5.92	5.08	4.07	3.96	4.00	4.00	4.57	3.73
Silver	g/tonne	22.29	23.44	24.51	28.92	27.80	23.27	18.24	21.96	19.37	21.27	23.95
777 ore mined	tonnes	-	-	-	-	-	-	-	484,355	-	-	226,286
Copper	%	-	-	-	-	-	-	-	1.12	-	-	1.03
Zinc	%	-	-	-	-	-	-	-	3.83	-	-	3.51
Gold	g/tonne	-	-	-	-	-	-	-	1.66	-	-	1.62
Silver	g/tonne	-	-	-	-	-	-	-	20.85	-	-	20.63
Stall Concentrator:
Ore milled	tonnes	229,527	219,358	965,567	228,799	255,516	238,633	242,619	968,638	204,350	229,746	261,417
Copper	%	0.59	0.64	0.74	0.73	0.77	0.85	0.59	0.71	0.61	0.67	0.73
Zinc	%	4.05	4.54	4.36	3.20	4.88	4.47	4.81	4.70	3.43	4.82	4.45
Gold	g/tonne	3.02	3.07	3.45	4.22	3.70	3.12	2.78	2.86	2.50	2.81	2.95
Silver	g/tonne	21.74	24.46	24.19	28.63	28.82	22.15	17.14	22.81	19.24	20.98	26.31
Copper recovery	%	85.4	91.7	90.4	92.0	93.9	88.5	87.0	87.2	89.0	85.8	88.0
Zinc recovery	%	87.1	88.4	82.2	78.5	82.6	82.2	84.4	86.6	90.1	88.0	84.3
Gold recovery	%	65.5	68.0	64.8	67.5	67.8	59.9	61.9	58.0	62.4	61.3	54.6
Silver recovery	%	54.2	59.8	61.4	61.8	64.9	60.3	56.3	56.8	56.6	55.7	56.1
New Britannia Concentrator:
Ore milled	tonnes	167,899	170,409	596,912	165,038	146,927	141,905	143,042	542,269	141,142	132,362	144,589
Copper	%	0.94	1.13	1.03	1.46	1.22	0.77	0.61	0.81	0.91	0.72	0.73
Zinc	%	0.92	0.82	0.84	0.85	0.90	0.85	0.76	0.80	0.67	0.73	0.94
Gold	g/tonne	5.31	7.03	6.76	8.03	6.93	5.82	6.05	6.28	6.11	7.70	5.69
Silver	g/tonne	24.42	21.60	25.11	27.97	23.88	25.79	22.39	20.97	22.09	20.11	19.77
Copper recovery	%	94.4	96.2	93.3	91.6	97.4	91.2	91.7	90.7	89.3	92.3	92.4
Gold recovery - concentrate and doré	%	90.0	88.6	88.6	89.0	88.8	88.6	87.9	-	-	-	-
Silver recovery - concentrate and doré	%	83.1	82.0	81.4	83.2	82.0	79.6	80.9	-	-	-	-
Flin Flon Concentrator:
Ore milled	tonnes	-	-	-	-	-	-	-	497,344	-	-	243,312
Copper	%	-	-	-	-	-	-	-	1.11	-	-	1.02
Zinc	%	-	-	-	-	-	-	-	3.87	-	-	3.60
Gold	g/tonne	-	-	-	-	-	-	-	1.67	-	-	1.64
Silver	g/tonne	-	-	-	-	-	-	-	21.00	-	-	20.76
Copper recovery	%	-	-	-	-	-	-	-	86.7	-	-	85.5
Zinc recovery	%	-	-	-	-	-	-	-	83.0	-	-	82.9
Gold recovery	%	-	-	-	-	-	-	-	57.1	-	-	56.4
Silver recovery	%	-	-	-	-	-	-	-	51.8	-	-	51.0

1 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q2 2024	Q1 2024	2023 [4]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [4]	Q4 2022	Q3 2022	Q2 2022
Manitoba Operations (continued)
Total Manitoba payable metal sold in concentrate and doré
Copper	tonnes	2,429	2,921	10,708	3,687	2,925	1,871	2,225	14,668	1,626	4,081	5,177
Zinc[1]	tonnes	5,133	6,119	28,779	7,385	7,125	8,641	5,628	59,043	8,230	12,714	20,793
Gold	ounces	42,763	62,003	171,297	63,635	36,713	33,009	37,939	163,447	32,140	54,962	42,454
Silver	ounces	197,486	231,841	728,304	246,757	197,952	133,916	149,677	932,807	148,177	302,946	253,225
Combined unit cost [2,3]	C$/tonne	$225	$235	$217	$216	$217	$220	$216	$195	$241	$235	$168
Gold cash cost [3]	$/oz	$771	$736	$727	$434	$670	$1,097	$938	$297	$922	$216	$(207)
Sustaining gold cash cost [3]	$/oz	$1,163	$950	$1,077	$788	$939	$1,521	$1,336	$1,091	$1,795	$1,045	$519

1 Includes refined zinc metal sold.

2 Reflects combined mine, mill and G&A costs per tonne of milled ore.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, cash cost, and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q2 2024	Q1 2024	2023 [6]	Q4 2023	Q3 2023	Q2 2023 [5]	Q1 2023	2022	Q4 2022	Q3 2022	Q2 2022
British Columbia Operations [4]
Ore mined[1]	tonnes	2,164,722	3,722,496	6,975,389	2,627,398	3,792,568	555,423	-	-	-	-	-
Strip Ratio		7.61	4.10	3.82	5.34	2.96	-	-	-	-	-	-
Ore milled	tonnes	3,232,427	3,180,149	6,862,152	3,261,891	3,158,006	442,255	-	-	-	-	-
Copper	%	0.25	0.27	0.35	0.33	0.36	0.36	-	-	-	-	-
Gold	g/tonne	0.07	0.07	0.07	0.06	0.08	0.08	-	-	-	-	-
Silver	g/tonne	1.01	1.19	1.36	1.36	1.40	1.07	-	-	-	-	-
Copper recovery	%	82.3	83.4	79.7	78.8	80.90	77.69	-	-	-	-	-
Gold recovery	%	57.2	61.8	55.9	54.1	56.10	67.90	-	-	-	-	-
Silver recovery	%	73.9	72.4	73.0	73.8	71.30	78.60	-	-	-	-	-
Contained metal in concentrate produced
Copper	tonnes	6,719	7,024	19,050	8,508	9,303	1,239	-	-	-	-	-
Gold	ounces	4,454	4,417	8,848	3,495	4,608	745	-	-	-	-	-
Silver	ounces	77,227	88,376	218,282	105,295	101,069	11,918	-	-	-	-	-
Payable metal sold
Copper	tonnes	6,564	6,933	18,075	9,119	8,956	-	-	-	-	-	-
Gold	ounces	5,099	3,401	8,420	3,091	5,329	-	-	-	-	-	-
Silver	ounces	69,248	83,300	189,443	98,441	91,002	-	-	-	-	-	-
Combined unit cost [2,3]	C$/tonne	$19.65	$23.67	$21.38	$20.90	$24.88	-	-	-	-	-	-
Cash cost[3]	$/lb	$2.67	$3.49	$2.50	$2.67	$2.67	-	-	-	-	-	-
Sustaining cash cost[3]	$/lb	$5.56	$4.85	$3.41	$3.93	$3.39	-	-	-	-	-	-

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

4 Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine.

5 Production results from Copper Mountain operations represents the period from the June 20, 2023 acquisition date through to the end of the second quarter of 2023.

6 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.